THE WORLD'S PUREST SILVER COMPANY

2011 ANNUAL REPORT

FIRST MAJESTIC
SILVER CORP.

INVESTMENT HIGHLIGHTS

CASH FLOW PER SHARE

2011: $1.55
2010: $0.63
↑ 147%

EARNINGS PER SHARE

2011: $1.00
2010: $0.38
↑ 167%

NET INCOME

2011: $103.6 M
2010: $35.1 M
↑ 195%

SILVER EQUIVALENT OUNCES PRODUCTION

2011: 7,562,494
2010: 7,024,056
↑ 8%

SHARE PRICE (FR.T)

2011: $17.18
2010: $14.40
↑ 19%

YEAR END SILVER PRICE (LONDON FIX)

2011: $28.18
2010: $30.63
↓ 8%

TABLE OF CONTENTS

05 Highlights
06 Message from the President & CEO
09 Message from the COO
11 Bullion & Bars
12 Our People. Our Commitment
16 Social Responsibility
19 La Parrilla Silver Mine
22 Del Toro Silver Mine
25 La Encantada Silver Mine
28 San Martin Silver Mine
30 La Luz Silver Project
31 Financial Highlights
34 Reserves and Resources
35 Financial Statements
73 Management's Discussion & Analysis
99 Corporate Information

PURE SILVER. ORGANIC GROWTH.

FIRST MAJESTIC is the world's purest silver mining company. Silver currently represents 96% of the value of our total output. Our focus is acquiring and developing advanced-stage silver projects in Mexico and growing organically through additional investment in scaling up operations with successful exploration and development programs. With three mines currently in operation and a fourth mine opening this year, we are on target to become one of the world's leading silver producers.

We operate under a commitment to sustainable operations, healthy communities and minimal environmental impact.

In 2011, First Majestic recorded its eighth consecutive year-over-year increase in silver production. Mine improvements and new production from the Company's fourth mine are forecast to generate another year of growth in silver production in 2012.

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COMPANY
HIGHLIGHTS
FROM 2011.

/ANNUAL REVENUE INCREASED 108% TO $245.5 MILLION /SILVER EQUIVALENT PRODUCTION TOTALED 7,562,494 OUNCES, AN 8% INCREASE OVER 2010/PURE SILVER PRODUCTION TOTALED 7,216,109 OUNCES, 11% HIGHER THAN 2010/EIGHTH CONSECUTIVE YEAR OF RECORD PRODUCTION FOR BOTH SILVER AND SILVER EQUIVALENTS /MAINTAINED STATUS AS THE WORLD’S PUREST SILVER PRODUCER—96% OF TOTAL PRODUCTION IS PURE SILVER/LA PARRILLA MILL EXPANSION INCREASES THROUGHPUT FROM 850 TONNES PER DAY TO 1,425 TPD WITH 2,000 TPD EXPECTED TO BE REACHED IN EARLY 2012/BROKE GROUND FOR DEL TORO SILVER MINE CONSTRUCTION—EXPECTED TO OPEN FIRST STAGE IN Q4 2012/LAUNCHED OUR MOST AGGRESSIVE EXPLORATION EFFORT EVER: 21 DRILL RIGS OPERATING, 96,700 METRES OF DIAMOND DRILLING PLANNED IN 2012/

6 MESSAGE FROM THE PRESIDENT & CEO

WHILE VOLATILITY TESTED BOTH INVESTORS AND MARKETS IN 2011, WE MAINTAINED

Strong Production

and revenue growth and began preparations to open our fourth mine in just eight years. These achievements set the stage for new and more substantial growth, not only in 2012, but for many years ahead. As a result, we remain on target to become one of the world's leading silver producers.

ANOTHER YEAR OF RECORD PRODUCTION

Due to mine expansion and ongoing efficiency improvements, silver production for 2011 reached another record of year-over-year production. Silver represented 96% of our metal mix, once again securing First Majestic's role as the world's purest silver producer.

RECORD EARNINGS DESPITE SILVER'S WILD RIDE

Our financial results, while positive, were affected by silver prices starting the year off from a low of $28 rising to almost $50 in April and falling back down to around $27 by year end. This extreme range of around $23 also caused large swings in our share price and tested investors to the extreme. Throughout this period of uncertainty, we remained focused on generating shareholder value by increasing production, improving mine efficiencies and reducing cash costs. The results of these efforts translated into record cash flows and earnings.

KEITH NEUMEYER

2011 Ernst & Young Entrepreneur of the Year in Metals and Mining Sector

OVER 7.5 MILLION OUNCES

SILVER EQUIVALENT PRODUCTION FOR 2011

KEITH NEUMEYER
President & Chief Executive Officer

7

"...we remained focused on generating shareholder value by increasing production, improving mine efficiencies and reducing cash costs."

EXTENSIVE CAPITAL INVESTMENT IN 2011

Our faith in silver's long-term value was reflected in our extensive capital investment throughout 2011. We completed upgrades at our La Parrilla, La Encantada and San Martin mines. Our biggest investment in 2011, more than $40 million, was at La Parrilla where new state-of-the-art flotation and cyanidation circuits were constructed allowing mill capacity to more than double. At the newly designed run rate of 2,000 tpd, we anticipate La Parrilla will produce close to 3 million ounces of silver annually.

PREPARING TO OPEN DEL TORO, OUR NEWEST MINE

Perhaps most important to the Company's long-term growth is the upcoming production launch of Del Toro, our newest and soon-to-be largest mine. We broke ground at Del Toro in April of 2011, and our first stage of production at 1,000 tpd is expected to begin in the fourth quarter of this year.

PRODUCTION GUIDANCE FOR 2012

Combining Del Toro's expected fourth quarter contribution with the improvements at our other three mines, we anticipate producing between 8.8 to 9.3 million ounces of equivalent silver in 2012. The lower figure would represent an increase of 17% over 2011.

In support of our long-term development, we have launched the largest exploration effort in First Majestic's history. We plan to invest $16.6 million in exploration in 2012, utilizing up to 27 drill rigs conducting almost 100,000 metres of drilling. This work is designed to upgrade resources to

DESARROLLAMOS
NUESTRA LABOR
CON SEGURIDAD

8 MESSAGE FROM THE PRESIDENT & CEO

"We remain committed to sharing our success with the communities and regions in which we operate."

reserves, expand existing resources to feed our expanding plants, and to generate new targets for development in years to come. The resulting information will also help generate new NI 43-101 Technical Reports on each of our mines later in 2012.

COMMUNITY AND SOCIAL RESPONSIBILITY—SHARING OUR SUCCESS

Certainly we are pleased with our growth and financial success; however, we remain committed to sharing our success with the communities and regions in which we operate. Our social responsibility programs in 2011 included cultural, educational, economic, medical, housing and infrastructure initiatives spread across all five of our projects. These efforts, which are improving the lives of local residents and First Majestic employees, is one of our most gratifying achievements and continues to be a major focus.

RECOGNIZING THE FIRST MAJESTIC "FAMILY"

Our success has always been the result of good people. With over 2,300 employees working in Canada and Mexico, I am proud and fortunate to count many extraordinary people as First Majestic's greatest collective asset. I like to call them the First Majestic Family. We have made amazing progress over the past decade and it is the quality of our team that has made this achievement possible. We look forward to their continuing contributions as First Majestic moves towards a future that looks brighter each year.

KEITH NEUMEYER
President & Chief Executive Officer

MESSAGE FROM THE COO
9

"THE OPPORTUNITY TO ACCOMPLISH A

Dream

where I was able to help form a new mining group that is providing opportunities to the Mexican mining industry and its people to grow. First Majestic demonstrates how things can be obtained, working in a friendly relationship, which helps to reach and obtain results."

RAMON DAVILA
Chief Operating Officer

We have accomplished much over the past year, highlighted by completion of the La Parrilla mine and mill upgrades, construction start-up at our new Del Toro mine and yet another substantial increase in silver production. These achievements would not have been possible without the coordinated efforts of our entire team. I am most grateful for everyone's support, input and dedication during the ups and downs of the past twelve months.

FORGING AHEAD

Although we have made rapid progress and achieved important objectives, First Majestic is still a young company—only eight years have passed since we broke ground on our first mine. And like any firm in its early stages, we face many challenges.

Perhaps our most important challenge is assembling, preparing and maintaining a strong team for the future. Our people have made all our accomplishments possible, and they will continue to be the driver of our growth.

It's also imperative that we become more efficient and productive at all our operations while reducing costs. We have made major improvements in recent years, but we also know there is always room to continue to improve at all levels.

FOCUSED ON GROWTH

Continued growth is another major challenge, which is why we remain focused on developing new reserves and resources while at the same time expanding our production capacity.

A LEADER IN SUSTAINABILITY

Efficiency, productivity and growth are of course our key objectives, but equally important are our sustainabil-

"Our people have made all our accomplishments possible, and they will continue to be the driver of our growth."

10 MESSAGE FROM THE COO

"We continue in our efforts to make First Majestic's mines better places to work."

ity values: safety, social responsibility and environmental stewardship. First Majestic is recognized as a leader in all three of these sustainability sectors, and the Company continues to win awards for its work in Mexico. We are committed and always looking for new ways to improve our practices throughout our operations. We know that mining and exploration will always impact communities and environments. Therefore it's our responsibility, wherever possible, to strengthen the communities we work in by improving infrastructure and educational conditions within the local schools.

IMPROVED OPERATING SYSTEMS FOR EMPLOYEES

We continue in our efforts to make First Majestic's mines better places to work. Over the past year, we implemented new automated controls in our mills, improved communication systems, replaced portions of our underground fleet, installed new underground mechanical shops and set up miners' refuge centres within the underground workings. These and numerous other improvements make our operations safer and better places to work.

I would like to thank everyone who has helped make this year of growth possible, including our Board of Directors, shareholders, employees, clients, suppliers and service providers. We have worked hard to maintain continuous and open dialogue with all, and we encourage the input of new ideas and concerns. This is how we have grown and made First Majestic a great place to work, and we are committed to sustaining that environment as we move into our bright future.

RAMON DAVILA
Chief Operating Officer

5 TROY OUNCES .999 FINE SILVER

SILVER BULLION

www.FIRSTMAJESTIC.com

A CLICK AWAY

FIRST MAJESTIC

IS THE FIRST AND ONLY MINING COMPANY THAT OFFERS FOR SALE ITS OWN SILVER PRODUCTION IN THE FORM OF HIGH QUALITY SILVER BULLION AND COINS FROM OUR WEB-BASED E-COMMERCE STORE.

Since we began minting silver coins, ingots and bars in 2008 for our shareholders requesting physical silver, demand has soared to unexpected heights with the growing interest in bullion investment. Our online sales have become an exciting part of our business.

By taking this innovative approach of selling our own silver directly to bullion investors, we are also enjoying the added benefit of seeing many of these investors become valued shareholders.

Each of our products: 1 ounce rounds, 5 & 10 ounce ingots, 1 kilo bars and our 50 ounce bars are uniquely designed and custom made by two renowned mints located in the United States. Customers often commend us on our products' meticulous design and unique beauty.

12

OUR PEOPLE. OUR COMMITMENT.

WHAT DOES FIRST MAJESTIC SILVER MEAN TO US?

"WE ARE A FAMILY OF VERY AMBITIOUS PEOPLE WHO ARE GROWING THE WORLD'S LARGEST SILVER MINING COMPANY AT THE FASTEST RATE A SILVER COMPANY HAS EVER GROWN."
Raymond L. Polman

"IT MEANS HAVING THE OPPORTUNITY TO WORK WITH ONE OF THE MOST DYNAMIC AND FASTEST GROWING COMPANIES. FIRST MAJESTIC HAS THE MOST TALENTED MANAGEMENT TEAM AND SKILLED EMPLOYEES. IT'S A PRIVILEGE COMING TO WORK EVERY DAY AND BEING PART OF THE EXCITEMENT AND GROWTH."
Connie Lillico

"IT'S MY SECOND FAMILY. BEING A PART OF THIS COMPANY FOR THE PAST EIGHT YEARS AND WITNESSING THE DETERMINATION AND DEDICATION THROUGHOUT GIVES ME GREAT PRIDE TO BE A PART OF THE CONTINUED SUCCESS."
Jill Anne Arias

"AN OPPORTUNITY TO CHALLENGE OLD PARADIGMS ABOUT MINING, MANAGEMENT AND TECHNOLOGY. FM IS REACHING CRITICAL MASS AT A TIME OF GREAT SOCIO-ECONOMIC AND TECHNOLOGICAL CHANGE, ALL RELATED TO HOW PEOPLE WORK AND WHAT DRIVES THEM. FM IS AN OPPORTUNITY TO INNOVATE AND ACHIEVE IN A FEW YEARS WHAT OTHERS HAVE WORKED AT FOR DECADES."
Martin Palacios

"IT MEANS "OPPORTUNITY"; AN OPPORTUNITY TO WORK WITH THE CREAM OF THE CROP IN THE SILVER MINING INDUSTRY. AS A WHOLE, WE ARE A DRIVEN GROUP OF DIVERSE INDIVIDUALS FOCUSED ON CREATING A BETTER LIFESTYLE FOR ALL."
Todd Anthony

"THROUGH VISION, EXPERIENCE AND HARD WORK FIRST MAJESTIC SILVER HAS ASSEMBLED AN EXTRAORDINARY TEAM OF EMPLOYEES THAT HAS GROWN THE COMPANY INTO A WORLD CLASS LEADER IN SILVER MINING AND SILVER BULLION. TO BE A PART OF THIS DYNAMIC TEAM AND COMPANY IS A ONCE IN A LIFETIME EXPERIENCE THAT HAS BROUGHT OUT THE BEST IN ME."
Christina Stone

"A PLACE WITH GREAT PEOPLE WHO HAVE SIMILAR CORPORATE AND SOCIAL VALUES. FIRST MAJESTIC FOSTERS AN ENVIRONMENT WHEREBY THE TEAM CAN STRIVE FOR SUCCESS AND EXCEED EXPECTATIONS, ALL WHILE ACHIEVING THEIR PROFESSIONAL GOALS."
Andrew Poon

"FIRST MAJESTIC IS ALL ABOUT ITS PEOPLE. WE ARE PASSIONATE ABOUT SUCCESS; WE ARE VISIONARIES; WE ARE A POSITIVE FORCE IN OUR COMMUNITIES, AND WE STRIVE TO BE THE BEST. OUR INNOVATION AND COMMITMENT PROVIDE AN ENDURING LEGACY FOR THE COMMUNITIES IN WHICH WE OPERATE, LASTING OPPORTUNITIES FOR OUR SHAREHOLDERS AND FAMILIES AND THE INSPIRATION TO MAKE YOUR DREAMS COME TRUE."
Karen Liu

1.
2.
3.
4.
5.
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7.
8.

Head of Departments / Management: *Vancouver*

1. **RAYMOND L. POLMAN**, B.Sc., CA, Chief Financial Officer 2. **CONNIE LILLICO**, B.A., Corporate Secretary 3. **JILL ANNE ARIAS**, Dipl. T.(Marketing), Vice President of Marketing 4. **KAREN LIU**, CMA, Corporate Controller 5. **MARTIN PALACIOS**, MBA, CMC, Chief Information Officer 6. **CHRISTINA STONE**, Bullion Sales Manager 7. **ANDREW POON**, CA, Director of Finance 8. **TODD ANTHONY**, MBA, Investor Relations Manager

13

"I HAVE BEEN WORKING IN THIS VERY IMPORTANT POSITION FOR THE LAST FOUR YEARS. THIS FAST GROWING AND DYNAMIC COMPANY PROVIDES ME WITH NEW CHALLENGES DAILY. I FEEL RECOGNIZED AS AN ESSENTIAL PART OF THE COMPANY. FM TREATS ME WITH A HIGH DEGREE OF RESPECT AT ALL TIMES. AS A WHOLE, WE REPRESENT THE TEAMWORK AND CAMARADERIE WHICH MAKES IT POSSIBLE TO HAVE THIS SKYROCKETING GROWTH, ALL OF WHICH IS SUPPORTED BY MUTUAL UNDERSTANDING, ALLOWING FOR AGILE AND TIMELY DECISION MAKING."

Francisco Garza

"THE OPPORTUNITY TO DEVELOP MY MATURITY BASED ON THE POSITIVE RESULTS OBTAINED DURING MY NEARLY NINE YEARS OF WORKING WITH THIS COMPANY. FM REPRESENTS TRANQUILITY FOR MYSELF AND MY FAMILY'S FUTURE."

Florentino Munoz

"FM IS A WORLD-CLASS COMPANY, THAT, WITHIN A SHORT TIME, HAS PURSUED GOALS TO MEET SHAREHOLDERS NEEDS THROUGH A GREAT TEAM THAT I'M HAPPY TO BE A PART OF."

Mario Maldonado

"A GREAT OPPORTUNITY TO CAPITALIZE ON MY PAST EXPERIENCE. WORKING IN A COMPANY WITH SOLID FUNDAMENTALS FOR GROWTH, WITH PEOPLE COMMITTED TO GIVING THEIR BEST EFFORT, AND A MANAGEMENT TEAM THAT SETS CLEAR OBJECTIVES AND PROMOTES STRONG VALUES. THIS MAKES ME BELIEVE THAT WE SHOULD GIVE OUR BEST TO BUILD A SUCCESSFUL TEAM."

Arturo Diaz

"FM TAKES PRIDE IN TAKING CARE OF ITS SHAREHOLDERS AND OPERATIONAL STAFF, WITH STRONG VALUES AND A DRIVEN GOAL TO BE THE NUMBER ONE SILVER PRODUCING COMPANY."

Oscar Melgar

"GROWTH, BOTH PERSONALLY AND PROFESSIONALLY. FM IS A COMPANY WITH GREAT HUMAN WARMTH, LEADERSHIP, AND A SPIRIT OF ALWAYS LOOKING TO THE FUTURE. A PLACE WHERE THE WELFARE OF PEOPLE IS THE MOST IMPORTANT, FM MEANS TO ME, TO BE BETTER EVERY DAY."

Mario Valdez

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Head of Departments / Management *Mexico*

8. **MARIO MALDONADO**, Corporate Human Resources Manager 9. **OSCAR MELGAR**, Corporate Purchasing Manager
10. **FRANCISCO GARZA**, VP of Finance and Administration 11. **FLORENTINO MUNOZ**, Director of Exploration
12. **ARTURO DIAZ**, Director of Administration 13. **MARIO VALDEZ**, Regional Manager of Mine Units

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16          SOCIAL RESPONSIBILITY

THERE IS
NO SUBSTITUTE
FOR SOCIAL
RESPONSIBILITY.

PROMOTING SUSTAINABILITY,
EDUCATION AND WELL-BEING

First Majestic is committed to maintaining its reputation for admirable corporate citizenship. We show our appreciation for each of the communities in which we operate by promoting sustainability, education and well-being. The social programs we implement and fund are designed to engage and educate community members. The capital improvement projects we support help build the infrastructure needed to bring new economic and life-changing opportunities outside of mining.

Our goal is not only to give back to our communities, but also to build long-lasting relationships that allow us to continue serving as an important member of each community we’re active in.

COMMUNITY OF
LA PARRILLA

In 2011, First Majestic contributed approximately 3.3 million pesos to the town of La Parrilla for continued ongoing improvements in the community.

We also supply 90,000 litres of potable water per week to residential areas of La Parrilla and we purify the drinking water of the local schools. To further improve sanitation in the area of the school and the local community, the town’s garbage disposal site is in the process of being relocated and improved to meet proper standards. This project is expected to be completed in 2012.

As part of First Majestic’s commitment to respecting the cultural heritage and traditional customs of the local communities and our mine employees, the Company contributed to a complete renovation of the town’s plaza which was renamed Plaza Bicentenario in recognition of Mexico’s two hundred years of independence from Spain. The plaza’s design preserves the traditional beauty of the area while creating an enjoyable place for families to gather. We also have provided equipment and supplies for the local bakery.

Furthering our commitment, we’ve helped organize a ceremony in the La Parrilla mine in honor of the day of the Virgin of Guadalupe, a Catholic holiday celebrated on the twelfth of December. We also have built an area specifically for worship at the mine complex.

In support of the families of our mining employees, we encourage elementary and secondary home school programs for their children. First Majestic recently donated a school bus to the secondary students as a means of transportation for school field trips in their extra-curricular activities. The Company also donated 25 computers for the students of the elementary school and we’re building a multi-purpose room at the secondary school.

We also proudly support a local clothing manufacturer who prioritizes on making all the work coveralls for our La Parrilla mine employees to meet their needs un-

derground. In conjunction with the support of the State Government, a cultural program which includes workshops for carpentry, jewellery making, livestock raising, dance, music and activities for senior citizens are available.

Women’s fitness programs are also made available to the community.

COMMUNITY OF LA ENCANTADA

We supply housing for the people of La Encantada in the form of individual houses for families and multi residential complexes for single workers.

First Majestic educates 85 elementary and secondary students at its own two schools which have three certified teachers. The same children have several sports programs, complete with facilities that they can participate in, with softball being a noted favorite. Other programs that we actively sponsor are soccer, basketball, squash and baseball.

First Majestic is proud to continue offering community members free medical assistance and organizing physical and dental health campaigns.

COMMUNITY OF SAN MARTIN

The Company provides scholarships in Earth Sciences to San Martin mine workers’ families. We help organize soccer tournaments for children and community action programs such as “Let’s Clean San Martin”.

We also assist the community by providing healthcare services and supporting local healthcare professionals and ambulance services. First Majestic has also committed funding for housing and special care support for the elders in the community. In 2011, we helped improve facilities at the community retirement home through several renovation projects including rainwater insulation.

COMMUNITY OF DEL TORO

In the municipality of Chalchihuites, First Majestic has constructed a water treatment facility that will not only supply water to our new 4,000 tpd mill, but will also prevent further environmental damage to the town of Chalchihuites which has been expelling raw sewage into the environment surrounding the town of Chalchihuites.

In November, the Company helped the neighboring city of San Jose to coordinate the “Health Fair 2011,” which offered residents a variety of free medical services including preventive medicine, dental, women’s health, as well as diabetes, hypertension and cholesterol testing.

COMMUNITY OF LA LUZ

The Company has initiated a Sustainable Development project, Centro Cultural Hacienda de Santa Ana, at La Luz that includes the rehabilitation of the historic mine and the Santa Ana Hacienda along with the construction of a mining museum and a large cultural facility. This cultural centre will offer opportunities for leisure, education and environmental awareness as well as provide permanent employment to the local community.

Currently, courses in music and jewelry design are offered at the cultural centre. The jewellery design program offers training in the manufacture of silver handicrafts to some 30 students. Modern techniques and age-old traditions combine in an effort to create new economic opportunities for local residents.

Within the cultural centre, the children receive music lessons in singing and playing instruments. At the inauguration of the Centro Cultural Hacienda de Santa Ana, students held a recital for those in attendance including representatives from the government of Municipality of Real de Catorce.

First Majestic is also determined to protect the cultural heritage of the Huicholes whose sacred ceremonial routes lie within the La Luz property. The Company has worked to ensure that operations on the property will not disturb these sacred zones.

OUR WORK RECOGNIZED

Our efforts in all five communities earned us, for the fourth consecutive year, the ‘Socially Responsible Business Distinction’ award for 2011. Presented by Centro Mexicana para la Filantropia (CEMEFI), this award recognizes First Majestic’s transparency and sustainability within the Company’s Mexican operations. To earn the award, First Majestic had to meet high standards for:

• Corporate Ethics and Governance Practices
• Quality of work within the Company
• Relationships with the communities in which the Company operates
• Care and preservation of the environment

High quality community and social contributions represent key building blocks of First Majestic’s corporate vision. We believe this work helps establish a foundation for high values and principles within the Company. It supports our mission of growing in sustainable ways and caring for our most valuable assets: the people who work with us and who live in the communities where we work.

LA PARRILLA SILVER MINE	____ 19

COVERING NEARLY 70,000
HECTARES, LA PARRILLA OFFERS
EXCEPTIONAL GROWTH POTENTIAL

FIRST MAJESTIC’S FIRST MINE AND
LARGEST LAND PACKAGE

La Parrilla, which opened in 2004, was the first mine developed by First Majestic. It also represents the Company’s largest land package, comprising 69,460 hectares (over 170,000 acres) with known mineralization throughout the property. The mine is located 75km southeast of the city of Durango in Central Mexico, only 4km away from Highway 45.

CAPACITY EXPANDED TO 2,000 TONNES PER DAY

The new 1,000 tpd cyanidation circuit was completed in January 2012 and reached commercial production on March 1, 2012. At 2,000 tpd, the La Parrilla complex will produce between 2.6 to 2.8 million ounces of silver annually plus significant amounts of lead and zinc. First Majestic’s largest investment in 2011 was the commencement of this US$40 million expansion project aimed at expanding La Parrilla’s dual circuit processing plant from 850 tpd to 2,000 tpd. In October 2011, only nine months after work began, the newly completed 1,000 tpd flotation circuit was deemed commercial. By year end 2011, the operation was running at 1,450 tpd.

SUCCESSFUL RESERVE AND RESOURCE EXPANSION

With an aim towards expanding Reserves and Resources at La Parrilla, First Majestic invested in a regional exploration program on this massive property in 2011. An updated NI 43-101 Technical Report released in Septem-ber showed the exploration program had increased Proven and Probable Reserves at La Parrilla by 607% to 37.1 million ounces of silver equivalent extending the mine life from two years to 14 years. Five drill rigs are currently active and are continuing to discover additional ounces.

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20         LA PARRILLA SILVER MINE

LA PARRILLA SILVER MINE, DURANGO STATE, MEXICO

RESERVES AND RESOURCES SEE PG 34

100%	1,198	2,057,172	1,793,728	3.0M–3.2M	US$8.72	US$42.48
OWNERSHIP	EMPLOYEES	2011 PRODUCTION (SILVER EQ. OZ.)	2011 PRODUCTION (SILVER OZ. ONLY)	2012 PROJECTED PRODUCTION (SILVER EQ. OZ.)	2011 CASH COSTS PER OUNCE	2011 PRODUCTION COSTS PER TONNE

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UNDERGROUND RAIL SYSTEM TO
CONNECT AND CONSOLIDATE
ALL FIVE MINING AREAS

First Majestic’s focus for 2012 at the La Parrilla complex includes consolidating the five underground mining areas that are currently connected by above ground roadways. Development work involves upgrading the underground mining areas, as well as constructing a large shaft and installing an underground rail system to connect the Los Rosarios, La Rosa, San Marcos, Quebradillas and San José mines. Ore haulage from underground workings will then be conducted via trains to a main 2,000 tpd hoisting shaft at Rosarios, the mine nearest the mill. The consolidation of mining operations at the La Parrilla complex will not be completed until the middle of 2013; however, once complete, it is expected to remarkably improve operational efficiencies and lower costs.

“Pride in belonging to one of the fastest growing mining companies. I enjoy the challenge of keeping with the growth as we continue to be profitable. We represent part of a great leadership team with the knowledge and skills necessary to support the company.”

ING. JAVIER VILLA PANDO
Manager of La Parrilla Silver Mine

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22        DEL TORO SILVER MINE

UNDER CONSTRUCTION AND
SET TO OPEN IN Q4 2012

The Del Toro Silver Mine, soon to become First Majestic’s fourth producing mine, is expected to become the Company’s largest operation by 2014. Full scale production is projected at approximately six million ounces of silver equivalent per year. First Majestic has budgeted $129 million in 2012 for the first phase of construction and development. Production from the flotation plant is scheduled to begin in the fourth quarter of 2012 at a rate of 1,000 tpd.

CONSOLIDATION OF THREE
PREVIOUS PRODUCERS

Del Toro is located in the municipality of Chalchihuites in the state of Zacatecas, Mexico approximately 60km southeast of First Majestic’s La Parrilla Silver Mine. The land package, comprising 405 contiguous hectares of mining claims and 129 hectares of surface rights, is a consolidation of three previous producers: San Juan, La Perseverancia, and the newly acquired Dolores mine.

RECENT DISCOVERIES RESULT IN
 DECISION TO BUILD LARGER MILL

First Majestic had originally planned a 2,000 tpd flotation mill; however, new discoveries and improved economics convinced management that a larger operation made more sense. This new mill will consist of a dual circuit flo-

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24        DEL TORO SILVER MINE

tation/cyanidation plant which will be constructed in three stages. The first stage is anticipated to be complete in the fourth quarter of 2012 reaching a capacity of 1,000 tpd. Stage two, once the new shaft is completed at the San Juan mine, capacity is expected to reach 2,000 tpd by the end of 2013 (1,000 tonnes flotation and 1,000 tonnes cyanidation). The third and final stage, which is planned for completion by the middle of 2014, will increase the mill capacity to its full run-rate of 4,000 tpd (2,000 tonnes each through flotation and cyanidation).

Land clearing began in April 2011 for the construction of this new dual processing facility. In late November 2011, the Company was honoured to have the Governor of the state of Zacatecas, Miguel Alonso Reyes, place the first stone of the new mill at a ceremony marking the official launch of construction. Shortly after this ceremony, the construction of the mill’s foundation commenced.

Mill parts and equipment began arriving at Del Toro in late 2011. Approximately 90% of the equipment required for the flotation circuit and 50% of the equipment for the cyanidation circuit has been ordered. Also, the new power line from the town of Vicente Guerrero and Chalchihuites is in the permitting process.

BUILDING THE WATER
TREATMENT PLANT AND
A NEW ROAD

Construction of a water treatment facility, which will be used to treat raw sewage coming from the town of Chalchihuites, began in the fourth quarter of 2011. This state of the art treatment facility will not only clean up the current environmental problem arising from raw sewage being released into the local environment, but will also supply water to the Del Toro operation. Also, in order to improve safety, construction of a new 3km road from the main highway to the mine site was finished allowing heavy equipment and vehicles arriving onsite to by-pass the town.

UNDERGROUND
DEVELOPMENT TARGETING
TO EXPAND THE THREE
KNOWN ORE BODIES

An extensive development program targeting the three defined ore bodies at the San Juan mine was launched at the end of 2010 with the purpose of upgrading the current NI 43-101

Resources to Reserves, defining additional resources and preparing the ore bodies for mining. By the end of 2011, a ramp 1,825 metres long and 250 metres deep was completed allowing access to the ore bodies which First Majestic is developing throughout 2012. Development of the ramp is ongoing and will be used for ore haulage in the first stage of mining prior to the completion of the shaft.

A newly updated NI 43-101 compliant Reserve and Resource estimate along with a Preliminary Economic Assessment (PEA) is expected to be released in the first half of 2012.

DOLORES MINE ADDED IN 2011

During the third quarter of 2011, First Majestic purchased a 12 hectare neighboring property, the Dolores mine, for $1.5 million. The Dolores is a small, high-grade silver mine whose previous owner had been shipping ore to First Majestic’s La Parrilla mill. Underground development and exploration is now underway on the known ore body. The Dolores resource is being incorporated into the Del Toro operations.

THE PERSEVERANCIA
DISCOVERY

Underground development at the Per-severancia mine, for the purpose of accessing the ore bodies for mining and constructing underground drill stations resulted in a new high-grade discovery in November of 2011, the San Nicolas. This discovery prompted First Majestic to delay the release of the PEA originally planned for January 2012 so that the NI 43-101 Technical Report could be revised to include this exciting new area.

“A world-class company, who in a short time has overcome the goals and objectives proposed by its management and investors due to the quality and skills of its employees.”

ING. MARIO ACOSTA BALDERRAMA
Manager of Construction

LA ENCANTADA SILVER MINE	____ 25

PLANT UPGRADES
INCREASE LA ENCANTADA’S
OUTPUT TO 4,000 TPD

CURRENTLY FIRST MAJESTIC’S LARGEST OPERATION

The La Encantada Silver Mine is First Majestic’s largest operation, currently accounting for over half the Company’s annual silver production. Located in the state of Coahuila, Mexico, about an hour and a half flight from the city of Torreón, the fully-owned mine site encompasses 4,076 hectares of mining rights and 1,343 hectares of surface rights.

PLANT UPGRADED IN 2011

La Encantada’s world-class cyanidation plant, which reached commercial production of 3,500 tpd in April 2010, was further upgraded in 2011 and was re-rated to 4,000 tpd. Additions and improvements to the flow sheet brought the average throughput for the fourth quarter to 4,350 tpd, while the average for 2011 came in at 4,083 tpd. As a result, silver production rose to 4,366,636 ounces in 2011, an increase of 13% over 2010.

COMPLETED CHANGEOVER TO
DORÉ BARS FROM CONCENTRATES

Two new induction furnaces, using the latest smelting technology, operated throughout 2011 completing the modernization and changeover to producing silver doré bars rather than concentrates. As a result, plant efficiency improved significantly with dramatically lower smelting and refining costs and higher quality silver doré bars.

“First Majestic represents a set of values and attitudes that when applied on the job begin to form habits. Day by day these habits make us better people, helping us with our families and social lives.

___
26       LA ENCANTADA SILVER MINE

RESOLVING THE
 RECOVERY CHALLENGE

Even though the La Encantada mine is the Company’s largest silver producer, challenges with recoveries have been a long standing issue that originated long before First Majestic’s acquisition of the mine. Efforts have been underway throughout 2011 to resolve this issue. Areas of focus have been: 1) Increasing the blend of fresh ore versus old tailings, 2) Metallurgical tests to dissolve the manganese prior to cyanidation and 3) Development of areas within the mine with lower manganese content.

In order to increase the percentage of ore coming from the mine, an expansion of the crushing capability was required. A third ball mill was installed in the fourth quarter of 2011 which will bring the total mine production to 1800 tpd. The commissioning process is underway with an expected timeline for completion of April 2012.

Also, a 500 tonnes per day pilot plant to test a leaching process using sulphuric acid & SO2 was built in late 2011. The test plant was commissioned in the first quarter of 2012 to evaluate the economic feasibility of applying this process to the entire 4,000 tpd cyanidation plant.

Combining all these efforts, it is anticipated that silver recoveries could improve significantly in 2012 and beyond.

DEVELOPMENT AND
EXPLORATION: 2011 AND 2012

Development and exploration work for 2011 focused on upgrading Measured and Indicated Resources to Proven and Probable Reserves and extending areas of previously defined Resources. The San Francisco vein and the hanging wall of the 660 ore body became the target areas for new reserves and resources with three diamond drill rigs currently in operation.

Known for higher grades of silver and lower manganese content, the San Francisco vein was brought into production prior to the end of the year. At the 600 Level, the Milagros Breccia pipe is also under development with production slated to commence in the second half of 2012.

____ 27

LA ENCANTADA SILVER MINE COAHUILA, MEXICO

RESERVES AND RESOURCES SEE PG.34

100%	782	4,399,485	4,366,636	4.2M–4.4M	US$7.57	US$22.44
OWNERSHIP	EMPLOYEES	2011 PRODUCTION (SILVER EQ. OZ.)	2011 PRODUCTION (SILVER OZ. ONLY)	2012 PROJECTED PRODUCTION (SILVER EQ. OZ.)	2011 CASH COSTS PER OUNCE	2011 PRODUCTION COSTS PER TONNE

___
26       SAN MARTIN SILVER MINE

PRODUCING 1.1M OUNCES
OF SILVER DORE ANNUALLY

The San Martín Silver Mine is located in the Bolaños River Valley, 250km north of Guadalajara and adjacent to the town of San Martín de Bolaños in Jalisco, Mex-ico. A major contributor to the town’s economy, the mine produces 1.1 million ounces of silver in doré bars annually.

MINING THE RICH
ZULOAGA VEIN

San Martín is part of an underexplored land package that comprises 7,840 hectares of mineral rights and approximately 1,300 hectares of surface land rights surrounding the mine, plus an additional 104 hectares of surface land rights around the mill and other facilities. San Martín is centered on the extensively developed Zuloaga Vein which accounts for half of all silver production in the San Martín de Bolaños mining district.

LARGER BALL MILL
AND NEW INDUCTION FURNACES

In the third quarter of 2011, a new larger ball mill was installed replacing an older mill while increasing the total mill capacity from 900 tpd to 950 tpd. In addition, two new induction furnaces and two new filter presses were installed in the Merrill Crowe facility with the goal of improving efficiencies.

HIGHER PRODUCTION AND DORÉ
QUALITY; LOWER COSTS

These improvements are expected to result in increased silver production, improved doré quality and lower costs. Additional improvements are budgeted for 2012 including new leaching tanks and new thickeners.

EXPLORING AND
DEVELOPING THE NEW
LA ESPERANZA VEIN

Along with upgrading mill operations, First Majestic has focused efforts on exploring and developing potential new resources and production areas. In 2011, exploration and development work at San Martín targeted the new La Esperanza Vein located 2km to the north of the main Zuloaga Vein, and the Huichola/ Rosarios vein system located to the south.

First Majestic developed a production area on the La Esperanza Vein that contains higher grade ore than that being produced from the Zuloaga Vein. As of early 2012, 100 tpd of ore was being extracted from this area, improving the mill’s overall head grades. Also, the Huichola area is providing the mill with an additional 150 tpd.

These three areas are the main focus for the 2012 exploration and development programs. The current exploration program consists of extensive surface drilling with seven drill rigs in operation. This work will continue throughout 2012 with a focus toward developing new Reserves and Resources to become part of a newly updated NI 43-101 Technical Report expected to be released prior to the end of 2012.

____ 29

30 LA LUZ SILVER PROJECT

LA LUZ PRODUCED AN ESTIMATED 230M OUNCES OF SILVER BETWEEN 1773 AND 1990

LA LUZ SILVER PROJECT, SAN LUIS POTOSÍ, MÉXICO

100%
OWNERSHIP

53
EMPLOYEES

"To me, FM is not only a profitable company, but one that is also on the lookout to provide success for it's people and the communities in which we operate. We represent an opportunity for development for Mexico and Mexicans."

ING. RICARDO FLORES RODRÍGUEZ
Manager of
La Luz Silver Project

RESERVES AND RESOURCES SEE PG.34

HISTORIC PRODUCER COVERS 5,327 HECTARES

The La Luz Silver Project is located in the state of San Luis Potosí, Mexico, 25km west of the town of Matehuala and 170km north of the city of San Luis Potosí. The land package encompasses 5,327 hectares with historical production of approximately 230 million ounces between 1773 and 1990.

REHABILITATING THE OLD MINE FOR PUBLIC ACCESS

The focus for 2011 was to rehabilitate this historic mine and the Santa Ana Hacienda for public tourist access. Upgrading and cleaning of the impressive underground workings and the old hacienda began in the first quarter and continues into 2012.

FIRST MAJESTIC'S MINING MUSEUM TO BOOST EMPLOYMENT, PRESERVE CULTURAL LEGACY

As part of a Sustainable Development Project, First Majestic is constructing a mining museum and cultural facility under the supervision of the Mexican Federal Government which will provide permanent employment to the local communities and assist the local Huichol indigenous people in preserving their cultural heritage.

ENVIRONMENTAL AND WATER QUALITY PERMITTING

Another main focus for 2011 was securing permitting for future activities on the La Luz project. In the second quarter, First Majestic completed a baseline study for an Environmental Assessment as well as a geo-hydrology study which details the various water supply sources in the region in order to improve local water infrastructure and assure clean water to local communities improves and remains intact.

KEY OBJECTIVES FOR 2012

The Company expects to complete an Environmental Impact Statement, Risk Study and Change of Use of Land study in 2012 as well as the Metallurgical testing needed to define the final flow sheet diagrams.

FIRST MAJESTIC SILVER CORP.

2011 FINANCIAL HIGHLIGHTS

$245.5

MILLION TOTAL 2011 REVENUE 108% INCREASE FROM 2010

"Our dedicated team of management and staff have done an outstanding job and should be congratulated for their efforts in 2011. The year marked the eighth year in a row that First Majestic has achieved record production of silver. Not only is this a great achievement, but our growth is not slowing down. As the fastest growing and purest silver producer in the world, management's focus and top priority remains to continually deliver shareholder value."

Keith Neumeyer, President & CEO

REVENUE
+108%
EARNINGS
+167%
CASH FLOW
+147%
MILLIONS ($US)
$117.9
$245.5
$0.38
$1.00
$0.63
$1.55
2010
2011

SILVER EQUIVALENT
RESERVES & RESOURCES
96.6M
98.0M
204.0M
P&P
M&I
INFERRED

CASH FLOW OF $1.55 PER SHARE (NON-GAAP) REPRESENTING

147%

INCREASE OVER 2010

MINE OPERATING EARNINGS

$163.3

MILLION 174% INCREASE FROM 2010

EARNINGS PER SHARE (BASIC) AMOUNTED TO $1.00 REPRESENTING

167%

INCREASE OVER 2010

LA PARRILLA SILVER MINE
$40M
INVESTED, RESULTING IN NEWLY DESIGNED
RUN RATES OF 2000TPD.

SAN MARTIN SILVER MINE
$1.1M
OUNCES OF SILVER IN DORÉ BARS ANNUALLY.
A MAJOR CONTRIBUTOR TO THE TOWN'S ECONOMY

___
34       RESERVES AND RESOURCES

RESERVES AND RESOURCES As of December 31, 2011

Internal Mineral Reserve and Resource estimates for La Encantada, La Parrilla, San Martin and Del Toro at December 31, 2011 were prepared under the supervision of Ramon Davila, Ing., the Company’s Chief Operating Officer and Florentino Muñoz, Ing., the Company’s Chief Geologist, as Qualified Persons as the term is defined in NI 43-101.

Mine	Classification R & R	Mineralization	Tonnes	Silver g/t	Lead %	Zn %	Silver only oz In Situ	Silver Equivalent (oz) (Pb-Zn) In Situ
La Encantada	Proven (UG) Proven (OP-Tailings) Probable (UG)	Oxides Oxides Oxides	765,965 6,877,340 437,525	308 121 313	3.29 1.10 4.84	1.35 0.66 1.23	7,580,511 26,754,505 4,399,785	7,580,511 26,754,505 4,399,785
	Proven plus Probable (oxides)		8,080,830	149	1.51	0.75	38,734,800	38,734,800
La Parrilla	Proven (UG) Proven (OP) Probable (UG) Probable (OP)	Oxides Oxides Oxides Oxides	250,076 505,600 882,285 1,268,571	204 114 208 98	0.72 - 0.16 -	0.10 - 0.04 -	1,638,405 1,853,117 5,901,268 3,996,979	1,638,405 1,853,117 5,901,268 3,996,979
	Proven plus Probable (oxides)		2,906,532	143	0.11	0.02	13,389,770	13,389,770
	Proven (UG) Probable (UG)	Sulfides Sulfides	588,407 3,708,433	213 184	1.73 1.44	1.14 2.03	4,035,989 21,961,702	5,471,162 32,906,530
	Proven plus Probable (Sulfides)		4,296,839	188	1.48	1.91	25,997,691	38,377,692
	Proven+Probable (Oxides plus sulfides)		7,203,371	170	0.92	1.15	39,387,461	51,767,462
San Martín	Proven (UG) Probable (UG)	Oxides Oxides	719,684 327,232	217 231	- -	- -	5,017,181 2,433,491	5,017,181 2,433,491
	Proven plus Probable (oxides)		1,046,915	221	-	-	7,450,672	7,450,672
	Total Proven+Probable (Oxides plus sulfides)		16,331,117	162.98	1.15	0.88	85,572,934	97,952,935
La Encantada	Measured Plus Indicated (UG)	Oxides	4,313,824	147	1.51	2.01	20,411,399	20,411,399
La Parrilla	Measured Plus Indicated (UG)	Oxides Sulfides	327,645 1,128,306	150 78	1.75 1.13	1.30 3.45	1,576,951 2,837,120	1,576,951 7,235,393
	Measured + Indicated (Oxides plus sulfides)		1,455,951	94.30	1.27	2.97	4,414,070	8,812,344
San Martín	Measured Plus Indicated (UG)	Oxides Sulfides	575,980 606,595	266 66	- 0.89	- 1.86	4,925,744 1,288,493	4,925,744 2,707,051
	Measured + Indicated (Oxides plus sulfides)		1,182,575	163.44	0.45	0.96	6,214,237	7,632,795
Del Toro (1) (prior 43-101)	Measured Plus Indicated (UG)	Oxides Sulfides	728,444 649,528	194 353	2.45 7.20	2.71 7.14	4,543,483 7,371,631	4,543,483 21,521,018
La Luz (2) (prior 43-101)	Measured + Indicated (Oxides plus sulfides)		1,377,972	269	4.69	4.80	11,915,114	26,064,501
	Measured Plus Indicated (UG-OP)	Oxides Oxides (Tailings) Sulfides	2,656,428 1,403,233 1,052,170	222 90 316	- - -	- - -	18,938,779 4,075,305 10,675,742	18,938,779 4,075,305 10,675,742
	Measured + Indicated (Oxides plus sulfides)		5,111,831	205.11	-	-	33,689,826	33,689,826
	Total Measured + Indicated (Oxides plus sulfides)		13,442,153	177.39	1.14	1.54	76,644,646	96,610,864
Total Proven & Probable and Measured & Indicated (Oxides plus sulfides)			29,773,270				162,217,580	194,563,799
La Encantada	Inferred (UG)	Oxides	1,873,553	197	1.48	1.96	11,876,975	11,876,975
La Parrilla	Inferred (UG) Inferred (OP) Inferred (UG)	Oxides Oxides Sulfides	1,505,150 1,293,600 7,485,292	204 99 174	0.30 - 1.19	0.14 - 1.51	9,893,537 4,117,430 41,937,467	9,893,537 4,117,430 59,108,592
San Martín	Inferred (UG) Inferred (UG)	Oxides Sulfides	5,646,955 3,476,075	252 65	- 0.87	- 2.10	45,794,040 7,233,600	45,794,040 15,998,743
Del Toro (1)	Inferred (UG) Inferred (UG)	Oxides Sulfides	656,778 1,174,960	214 358	3.35 7.12	3.20 7.47	4,518,803 13,532,060	4,518,803 39,552,778
La Luz (2)	Inferred (UG)	Oxides-Sulfides	1,854,963	220	-	-	13,097,701	13,097,701
Total: Inferred (Ox + Sulf.)			24,967,326				152,001,613	203,958,598

Notes:

(1)

For Del Toro, the changes are significant and the Company is choosing not to disclose until a third party NI 43-101 report has been filed. Therefore the results listed here are the prior NI 43-101, dated Oct. 9/2008 results, shown only on an In-Situ basis using US$ 12.70 oz/Ag, $0.90 Lb/Pb and $0.85 Lb/Zn

(2)	For La Luz, there have been no changes since the NI 43-101 report dated July 25, 2008

____ 35

1805, 925 West Georgia Street Vancouver, B.C. Canada V6C 3L2 Tel: 604.688.3033 Fax: 604.639.8873 Toll Free: 1.866.529.2807 info@firstmajestic.com www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte & Touche LLP and their report outlines the scope of their examination and gives their opinion on the financial statements.

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
March 1, 2012	March 1, 2012

___

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of First Majestic Silver Corp.

We have audited the accompanying consolidated financial statements of First Majestic Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010, and January 1, 2010, and the consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Majestic Silver Corp. and subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

OTHER MATTER
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
March 1, 2012
Vancouver, Canada

____ 37

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of First Majestic Silver Corp.

We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2011 of the Company and our report dated March 1, 2012 expressed an unqualified opinion on those consolidated financial statements.

Independent Registered Chartered Accountants
March 1, 2012
Vancouver, Canada

___

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts)

		Year Ended December 31,
	Note	2011	2010
			(Note 34)

Revenues	6	$245,514	$117,908

Cost of sales		66,787	48,125

Gross margin		178,727	69,783

Depletion, depreciation and amortization		15,440	10,109

Mine operating earnings		163,287	59,674

General and administrative expense	7	15,969	10,449
Share-based payments		5,948	4,455
Accretion of decommissioning liabilities	22	435	365
Foreign exchange loss		622	2,797
Other expenses		483	1,065

Operating earnings		139,830	40,543

Investment and other income (loss)	8	(1,030)	2,934
Finance costs		(1,263)	(727)

Earnings before income taxes		137,537	42,750

Income taxes
Current income tax expense	24	10,920	434
Deferred income tax expense	24	23,043	7,185
		33,963	7,619
Net earnings for the year attributable to equity holders of the Company		$103,574	$35,131

EARNINGS PER COMMON SHARE
BASIC		$1.00	$0.38
DILUTED		$0.96	$0.36

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	9	103,276,935	93,587,581
DILUTED	9	107,368,050	98,857,498

The accompanying notes are an integral part of the consolidated financial statements

____ 39
FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars)

		Year Ended December 31,

	Note	2011	2010
			(Note 34)
Net earnings for the year attributable to equity holders of the Company		$103,574	$35,131

Other comprehensive income
Available for sale investments:
Unrealized gain on fair value of investments	13	1,109	73
Currency translation gain (loss)		(1,298)	621

Other comprehensive income (loss)		(189)	694

Comprehensive income for the year attributable to equity holders of the Company		$103,385	$35,825

The accompanying notes are an integral part of the consolidated financial statements

___

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars)

		Year Ended December 31,

	Note	2011	2010

OPERATING ACTIVITIES
Net earnings for the year		$103,574	$35,131
Adjustments for:
Share-based payments		5,948	4,455
Depletion, depreciation and amortization		15,735	10,109
Accretion of decommissioning liabilities		435	365
Investment loss (income) from derivative financial instruments		1,671	(2,919)
Current income taxes		10,920	434
Deferred income taxes		23,043	7,185
Finance costs		1,263	727
Unrealized foreign exchange loss (gain) and other		(2,373)	3,192
Operating cash flows before movements in working capital, finance costs and income taxes		160,216	58,679
Net change in non-cash working capital items	30	(13,703)	(509)
Income taxes paid		(18,984)	(334)

Cash generated by operating activities		127,529	57,836

INVESTING ACTIVITIES
Expenditures on mineral property interests (net of accruals)		(44,296)	(14,746)
Acquisition of property, plant and equipment (net of accruals)		(51,630)	(15,819)
Realized gain on derivative financial instruments		2,385	2,919
Increase in deposits on long-term assets		(10,504)	(2,658)
Proceeds from disposal of marketable securities		-	81

Cash used in investing activities		(104,045)	(30,223)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and share warrants		28,371	15,187
Proceeds from lease financing		2,474	-
Payment of lease obligations		(2,865)	(2,109)
Payment of other long-term liabilities		(583)	-
Finance costs paid		(1,263)	(693)
Increase (decrease) in debt facilities, net of repayments		784	(4,579)

Cash generated by financing activities		26,918	7,806
Increase in cash and cash equivalents		50,402	35,419
Effect of exchange rate on cash held in foreign currencies		(381)	135
Cash and cash equivalents, beginning of year	10	41,163	5,609

Cash and cash equivalents, end of year	10	$91,184	$41,163

Supplemental cash flow information	30

The accompanying notes are an integral part of the consolidated financial statements

____ 41
FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 1, 2010
(tabular amounts are expressed in thousands of United States dollars)

	Note	December 31, 2011	December 31, 2010	January 1, 2010
ASSETS			(Note 34)	(Note 34)

Current assets
Cash and cash equivalents	10	$91,184	$41,163	$5,609
Trade and other receivables	11	15,593	8,354	8,514
Income taxes receivable	24	9,734	-	-
Inventories	12	14,661	8,651	3,578
Other financial assets	13	4,865	357	369
Prepaid expenses and other	14	1,535	1,572	997

Total current assets		137,572	60,097	19,067

Non-current assets
Mining interests	15	157,865	119,660	105,843
Property, plant and equipment	16	129,040	72,383	58,107
Deferred tax assets	24	8,331	3,065	-
Deposits on long-term assets	17	10,504	2,426	4,097

Total assets		$443,312	$257,631	$187,114

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	18	$22,433	$12,400	$10,907
Other financial liabilities	19	383	-	-
Debt facilities	20	784	-	1,477
Current portion of lease obligations	21	4,269	1,160	2,048
Income taxes payable		-	440	116

Total current liabilities		27,869	14,000	14,548

Non-current liabilities
Lease obligations	21	9,825	2,417	632
Decommissioning liabilities	22	6,123	6,795	4,149
Deferred tax liabilities	24	48,897	22,071	9,474
Other long-term liabilities	23	-	893	717
Debt facilities		-	-	3,078

Total liabilities		92,714	46,176	32,598

EQUITY

Shareholders’ equity
Share capital	25	273,304	239,770	218,855
Equity reserves	26	27,844	25,809	24,916
Retained earnings (Accumulated deficit)		49,450	(54,124)	(89,255)

Total equity		350,598	211,455	154,516

Total liabilities and equity		$443,312	$257,631	$187,114

Contingent liabilities (Note 32)
Subsequent events (Note 33)

The accompanying notes are an integral part of the consolidated financial statements

___

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(tabular amounts are expressed in thousands of United States dollars, except share amounts)

	Share Capital				Equity Reserves
									Retained
						Available	Foreign		Earnings
			To be		Share-based	for Sale	Currency	Total Equity	(Accumulated
	Shares	Amount	Issued	Total	Payment	Revaluation	Translation	Reserves	Deficit)	Total Equity

Balance at January 1, 2010	92,648,744	$218,608	$247	$218,855	$24,971	$(55)	$-	$24,916	$(89,255)	$154,516
Net earnings	-	-	-	-	-	-	-	-	35,131	35,131
Share-based payment	-	-	-	-	4,455	-	-	4,455	-	4,455
Other comprehensive income	-	-	-	-	-	73	621	694	-	694
Shares issued for:
Exercise of options	3,573,125	11,148	-	11,148	-	-	-	-	-	11,148
Exercise of warrants	1,185,250	3,999	-	3,999	-	-	-	-	-	3,999
Acquisition of assets (Note 15(e))	152,798	1,512	-	1,512	-	-	-	-	-	1,512
Conversion of shares to be issued (Note 25(d))	500	2	(2)	-	-	-	-	-	-	-
Transfer of equity reserve upon exercise of options and warrants	-	4,256	-	4,256	(4,256)	-	-	(4,256)	-	-

Balance at December 31, 2010	97,560,417	$239,525	$245	$239,770	$25,170	$18	$621	$25,809	$(54,124)	$211,455

Net earnings	-	-	-	-	-	-	-	-	103,574	103,574
Share-based payment and related tax benefits	-	-	-	-	7,387	-	-	7,387	-	7,387
Other comprehensive income (loss)	-	-	-	-	-	1,109	(1,298)	(189)	-	(189)
Shares issued for:
Exercise of options	2,449,750	10,428	-	10,428	-	-	-	-	-	10,428
Exercise of warrants	5,118,093	17,943	-	17,943	-	-	-	-	-	17,943
Conversion of shares to be issued (Note 25(d))	7,112	35	(35)	-	-	-	-	-	-	-
Transfer of equity reserve upon exercise of options and warrants	-	5,163	-	5,163	(5,163)	-	-	(5,163)	-	-

Balance at December 31, 2011	105,135,372	$273,094	$210	$273,304	$27,394	$1,127	$(677)	$27,844	$49,450	$350,598

Total comprehensive income for the year ended December 31, 2011 was $103,385,000 (2010 - $35,825,000).

The accompanying notes are an integral part of the consolidated financial statements

_____ 43
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG” and on the Toronto Stock Exchange under the symbol “FR”.

The Company’s head office, principal address and registered and records office is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF IFRS

Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with and in full compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”) for the years ended December 31, 2011 and 2010.

Statement of Consolidation and Presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including derivative financial instruments and available for sale investments. All dollar amounts presented are in United States dollars unless otherwise specified. The accounting policies in Note 3 of the consolidated financial statements have been applied in preparing these consolidated financial statements.

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. (“Corporación”), First Silver Reserve Inc. (“First Silver”), First Majestic Plata, S.A. de C.V., Minera El Pilón, S.A. de C.V., Minera La Encantada, S.A. de C.V., Majestic Services S.A. de C.V., Minera Real Bonanza, S.A. de C.V., Servicios Minero Metalúrgicos e Industriales, S.A. de C.V., 0915623 B.C. Ltd., FMS Investment Coöperatie U.A., FMS Investco B.V., FMS Trading AG and FMS Capital AG. First Silver underwent a wind-up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation. In December 2011, the Company underwent a corporate reorganization whereby its fully owned subsidiary, Normabec Mining Resources Ltd., was wound up and its subsidiary, Minera Real Bonanza, S.A. de C.V., was transferred to Corporación. Intercompany balances and transactions, income and expenses are eliminated on consolidation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The cost of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the fair value of the acquiree’s net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately.

The interest of non-controlling shareholders in the acquiree is measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Foreign Currency Translation

The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates. The functional currency of the Company’s head office is the Canadian dollar and the functional currency for all of the operating entities is the U.S. dollar.

_____ 44
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation (continued)

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the initial transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statement of income in the period in which they arise.

Revenue Recognition

Revenue is recognized upon delivery when the following conditions are met:

  control, title and risk of ownership of products passes to the buyer;
  the amount of revenue and costs related to the transaction can be measured reliably;
  it is probable that the economic benefits associated with the transaction will flow to the Company; and
  when collection is reasonably assured.

This occurs when title and insurance risk have passed to the customer and when the goods have been delivered to a contractually agreed location. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Doré sold to third parties is priced on delivery. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Concentrate sales to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to two months after delivery to the customer, based on the market price at that time. The contract provides for a provisional payment on delivery based upon provisional assays and quoted metal prices. Revenues are recorded under these contracts at the time title passes from the Company to the buyer based on spot price on date of delivery, and subsequently adjusted to market price based on the expected date of the final settlement. As a result, the value of our concentrate receivables changes as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues and trade receivables. Adjustments to revenue for metal prices are recorded monthly and other adjustments related to the final settlement of weights and assays are recorded on final settlement.

Revenue from the sale of metal doré or concentrate is recorded net of charges for treatment, refining and smelting. Revenue from the sale of material by-products is included within revenue.

Revenue from the sale of coins, ingots and bullion is recorded when the product has been shipped and funds have been received. When cash has been received from customers prior to shipping of the related silver coins, ingots and bullion, the amounts are recorded as unearned revenue until the products are shipped.

Inventories

Stockpiled ore, work in process and finished goods inventories are valued at the lower of cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, in-circuit inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

_____ 45
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and Evaluation Expenditures

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

  acquiring the rights to explore;
  researching and analyzing historical exploration data;
  gathering exploration data through topographical, geochemical and geophysical studies;
  exploratory drilling, trenching and sampling;
  determining and examining the volume and grade of the resource;
  surveying transportation and infrastructure requirements; and
  compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as a component of mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

Exploration and evaluation expenditures are transferred to producing mining interests when the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made.

Mining Interests

Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

The acquisition, development and deferred exploration costs are depleted on a units-of-production basis over the estimated economic life of the ore body following commencement of commercial production. The commencement of commercial production is deemed to occur on a determination made by management with reference to factors such as the asset’s ability to operate at its designed capacity over a pre-determined reasonable period of time, and all necessary permits have been obtained. However, the production phase does not commence with the removal of de minimis saleable mineral materials that occur in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. Management is not aware of any such agreements, transfers or defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Depreciation is calculated on a straight-line basis over the useful life of the asset, ranging from two to fourteen years, and commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Where an item of property, plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Construction in progress is recorded at cost and re-allocated to machinery and equipment when it becomes available for use.

Depreciation for machinery and equipment is calculated on a straight-line basis over the lesser of the useful life of the equipment or the life of mine, when it becomes available for use. Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property.

_____ 46
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment (continued)

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Stripping Costs

Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized and included in the carrying amount of the related mining property. During the production phase of a mine, stripping costs incurred that provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Capitalized stripping costs are depleted on a units-of-production basis over the estimated economic life of the ore body that directly benefit from the stripping activities. Costs for regular waste removal that do not give rise to future economic benefits are included in mine operating costs in the period they are incurred.

Impairment of Tangible Assets

At each statement of financial position date, the Company reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. For exploration and evaluation assets, indication includes but is not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the income statement. Recoverable amount is the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. Fair value for mining interests is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion projects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset. Value in use is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and does not take into account future development. These assumptions are different to those used in calculating fair value and consequently are likely to provide a different result, usually lower.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the amount not been impaired. A reversal of an impairment loss is recognized as a gain in the income statement.

Share-based Payment Transactions

Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of share-based payment transactions (“share-based payments”).

Equity instruments issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”).

In situations where equity instruments are issued to non-employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.

No expense is recognized for awards that do not ultimately vest. The dilutive effect of outstanding options is reflected as additional dilution in the computation of diluted earnings per share.

_____ 47
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation

Current Income Taxes

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred Income Taxes

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are not recognized if the temporary difference arises in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor the accounting earnings or loss. Deferred tax is determined using tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable earnings will be available to utilize against those deductible temporary differences.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

Earnings (loss) Per Share

Basic earnings (loss) per share for the period is calculated by dividing the earnings attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings (loss) per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

Financial Assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables, or at fair value through profit or loss (“FVTPL”). Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period. Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary due to a significant or prolonged decline in the fair value of that investment below its cost. Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

_____ 48
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Liabilities and Equity Instruments

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. The net gain or loss recognized in profit or loss excludes any interest paid on the financial liabilities.

Cash and Cash Equivalents

Cash and cash equivalents in the statement of financial position include cash on hand and held at banks and short-term investments with an original maturity of three months or less, which are readily convertible into a known amount of cash.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic Recoverability and Probability of Future Economic Benefits of Exploration, Evaluation and Development Costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Commencement of Commercial Production and Production Levels Intended by Management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the commercial production levels intended by management. The results of operations of the Company during the periods presented in these audited consolidated financial statements have been impacted by management’s determination that the flotation plant at the La Parrilla mine and the cyanidation plant at the La Encantada mine achieved commercial production levels intended by management on October 1, 2011 and April 1, 2010, respectively.

_____ 49
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant Accounting Estimates and Judgments (continued)

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Impairment of Property, Plant and Equipment and Mining Interests

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment and mining interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future nonexpansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Depreciation and Amortization Rate for Property, Plant and Equipment and Depletion Rate for Mining Interests

Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rates or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of income.

Estimated Reclamation and Closure Costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral Reserve Estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

_____ 50
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant Accounting Estimates and Judgments (continued)

Inventory Valuation

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver contained in the stockpile ore, assumptions of the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Valuation of Share-Based Payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income Taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

4. RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments Disclosure

In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as FVTPL, financial guarantees and certain other exceptions. The IASB has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the offsetting of financial assets and liabilities. The Company will evaluate the impact the final standard will have on its consolidated financial statements when issued.

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”) and IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control

_____ 51
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

4. RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Consolidated Financial Statements (continued)

as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 10 and IFRS 12 supersede IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities.

IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted if adopted along with IFRS 11, IFRS 12, IAS 27 (revised) and IAS 28 (revised). The Company is evaluating the impact of these new standards on its consolidated financial statements.

Joint Arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method and proportionate consolidation is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company does not anticipate these new standards to have a significant impact on its consolidated financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value.

IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. The Company is currently assessing the impact of this standard on its financial statements.

Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1 – Presentation of Items of Other Comprehensive Income (“amendments to IAS1”). The amendments to IAS1 are the result of a joint project with the US Financial Accounting Standards Board and provide guidance on presentation of items contained in other comprehensive income (“OCI”) and their classification within OCI. The amendments to IAS1 require items of OCI, along with their tax effects, to be grouped into those that will and will not subsequently be reclassified to profit or loss. The measurement and recognition of items of profit or loss and OCI are not affected by the amendments. This amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

The IASB is expected to publish new IFRSs on the following topics during 2012. The Company will assess the impact of these new standards on the Company’s operations as they are published:

  Leases
  Revenue recognition

5. SEGMENTED INFORMATION

The Company has three operating segments located in Mexico, two development projects in Mexico, one retail market segment in Canada and one silver trading segment in Europe. All of the Company’s operations are within the mining industry and its major products are silver doré and lead-silver concentrate.

_____ 52
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

5. SEGMENTED INFORMATION (continued)

An operating segment is defined as a component of the Company that:

  engages in business activities from which it may earn revenues and incur expenses;
  whose operating results are reviewed regularly by the entity’s chief operating decision maker; and for which discrete financial information is available.

Transfer prices between business segments are set on an arm’s-length basis in a manner similar to transactions with third parties.

Significant information relating to the Company’s reporting operating segments is summarized in the table below:

	Year ended December 31, 2011
			Depletion,
			Depreciation &	Mine Operating	Capital
	Revenue	Cost of Sales	Amortization	Earnings (loss)	Expenditures
Mexico
San Martin	$35,191	$12,641	$2,631	$19,919	$14,794
La Parrilla	58,344	16,021	4,492	37,831	55,951
La Encantada	136,347	36,117	8,317	91,913	24,311
Del Toro	-	-	-	-	15,533
La Luz	-	-	-	-	2,539
Canada
Coin and Dore Sales	28,592	26,520	-	2,072	-
Europe
Dore Sales	45,059	31,826	-	13,233	-
Corporate and Eliminations	(58,019)	(56,338)	-	(1,681)	785

Consolidated	$245,514	$66,787	$15,440	$163,287	$113,913

	Year ended December 31, 2010
			Depletion,
			Depreciation &	Mine Operating	Capital
	Revenue	Cost of Sales	Amortization	Earnings (loss)	Expenditures
Mexico
San Martin	$23,982	$12,252	$3,354	$8,376	$4,746
La Parrilla	30,911	12,149	2,909	15,853	8,732
La Encantada	61,681	23,085	3,846	34,750	16,811
Del Toro	-	-	-	-	1,980
La Luz	-	-	-	-	3,404
Canada
Coin and Dore Sales	6,489	5,579	-	910	-
Europe
Dore Sales	-	-	-	-	-
Corporate and Eliminations	(5,155)	(4,940)	-	(215)	342

Consolidated	$117,908	$48,125	$10,109	$59,674	$36,015

	At December 31, 2011		At December 31, 2010		At January 1, 2010
	Total Assets	Total Liabilities	Total Assets	Total Liabilities	Total Assets	Total Liabilities
Mexico
San Martin	$69,288	$19,734	$53,325	$16,118	$50,377	$15,146
La Parrilla	148,446	15,043	68,070	6,643	57,779	4,069
La Encantada	127,491	21,929	76,198	15,373	60,739	13,464
Canada
Coin and Dore Sales	2,076	139	939	207	653	282
Europe
Dore Sales	30,483	4,484	-	-	-	-
Corporate and Eliminations	65,528	31,385	59,099	7,835	17,566	(363)

Consolidated	$443,312	$92,714	$257,631	$46,176	$187,114	$32,598

_____ 53
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

6. REVENUES

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
Gross revenue from payable ounces of silver equivalents	$253,233	$125,436
Less: refining & smelting, net of intercompany eliminations	(7,719)	(7,528)

Revenues	$245,514	$117,908

7. GENERAL AND ADMINISTRATIVE EXPENSES

The general and administrative expenses for the Company are comprised of the following:

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
Corporate administration	$4,245	$3,335
Salaries and benefits	7,363	4,681
Audit, legal and professional fees	3,192	1,492
Filing and listing fees	527	425
Directors fees and expenses	347	304
Depreciation	295	212

	$15,969	$10,449

8. INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) is comprised of the following:

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
Gain (loss) from investment in derivative investments	$(1,671)	$2,919
Interest income and other	641	15

	$(1,030)	$2,934

9. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the years ended December 31, 2011 and 2010 are based on the following:

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
Net income for the year attributable to equity holders of the Company	$103,574	$35,131

Weighted average number of shares on issue - basic	103,276,935	93,587,581
Adjustments for:
Share options	3,438,127	2,852,399
Warrants	652,988	2,417,518

Weighted average number of shares on issue - diluted	107,368,050	98,857,498

10. CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Company are comprised of bank balances and short-term investments, which are convertible to cash, with a term of 90 days or less as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Cash	$91,184	$34,951	$5,039
Short-term investments	-	6,212	570

	$91,184	$41,163	$5,609

_____ 54
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

11. TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	December 31, 2011	December 31, 2010	January 1, 2010
Trade receivables	$6,269	$2,748	$2,069
Value added taxes and other taxes recoverable	8,872	5,300	5,847
Loan receivable from supplier and other	452	306	598

	$15,593	$8,354	$8,514

The Company does not hold any collateral for any receivable amounts outstanding at December 31, 2011 and 2010. Trade and other receivables include $557,000 (December 31, 2010 - $782,000; January 1, 2010 - $877,000) in value added taxes recoverable that have been outstanding for more than one year. The Company expects full recovery of the amounts outstanding and therefore no impairment has been recorded against these receivables.

12. INVENTORIES

	December 31, 2011	December 31, 2010	January 1, 2010
Finished product - doré and concentrates	$799	$1,823	$327
Work in process	4,027	1,233	441
Stockpile	409	959	369
Materials and supplies	8,934	4,240	2,181
Silver coins and bullion including in-process shipments	492	396	260

	$14,661	$8,651	$3,578

The amount of inventories recognized as an expense during the period is equivalent to cost of sales for the period and no inventory write-downs were recorded or reversed during the periods presented.

13. OTHER FINANCIAL ASSETS

Other financial assets consist of marketable securities. As at December 31, 2011, the fair value of these marketable securities is $4,865,000 (December 31, 2010 - $357,000; January 1, 2010 - $369,000) with cost of $3,713,000 (December 31, 2010 - $319,000; January 1, 2010 - $354,000). In April 2011, the Company acquired $3,400,000 in marketable securities in relation to an option agreement for its Jalisco Group of Properties (see note 15(f)).

No marketable securities were disposed of in 2011. During the year ended December 31, 2010, the Company disposed some of its marketable securities for an investment loss of $22,000. Net change in fair value of marketable securities of $1,109,000 (2010 - $73,000) during the year was recorded to other comprehensive income.

14. PREPAIDS EXPENSES AND OTHER

The Company’s prepaid expenses and other are comprised of:

	December 31, 2011	December 31, 2010	January 1, 2010
Prepayments to suppliers and contractors	$1,138	$1,336	$792
Deposits	397	236	205

	$1,535	$1,572	$997

15. MINING INTERESTS

The Company’s mining interest is composed of the following:

	December 31, 2011	December 31, 2010	January 1, 2010
Producing properties	$91,116	$62,741	$54,373
Exploration properties (non-depletable)	66,749	56,919	51,470

	$157,865	$119,660	$105,843

_____ 55
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

15. MINING INTERESTS (continued)

Producing properties are allocated as follows:

	La Encantada	La Parrilla	San Martin
Producing Properties	Silver Mine	Silver Mine	Silver Mine	Total
Cost
At January 1, 2010	$12,423	$21,286	$37,016	$70,725
Additions	4,601	5,396	1,053	11,050
Change in decommissioning liabilities	488	770	268	1,526
At December 31, 2010	$17,512	$27,452	$38,337	$83,301
Additions	8,305	15,869	3,571	27,745
Change in decommissioning liabilities	(25)	(525)	164	(386)
Transfer from exploration properties	1,472	4,394	5	5,871

At December 31, 2011	$27,264	$47,190	$42,077	$116,531

Accumulated Depletion and Amortization
At January 1, 2010	$(2,747)	$(2,863)	$(10,742)	$(16,352)
Depletion and amortization	(1,453)	(966)	(1,789)	(4,208)
At December 31, 2010	$(4,200)	$(3,829)	$(12,531)	$(20,560)
Depletion and amortization	(1,840)	(1,573)	(1,442)	(4,855)

At December 31, 2011	$(6,040)	$(5,402)	$(13,973)	$(25,415)

Carrying Value
At January 1, 2010	$9,676	$18,423	$26,274	$54,373
At December 31, 2010	$13,312	$23,623	$25,806	$62,741
At December 31, 2011	$21,224	$41,788	$28,104	$91,116

Exploration properties are allocated as follows:

	La Encantada	La Parrilla	San Martin	Del Toro	La Luz
Exploration Properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Total
Cost
At January 1, 2010	$2,383	$7,465	$13,863	$11,280	$16,479	$51,470
Exploration and evaluation expenditures	552	325	1,569	360	2,107	4,913
Change in decommissioning liabilities	-	-	-	-	536	536
At December 31, 2010	$2,935	$7,790	$15,432	$11,640	$19,122	$56,919
Exploration and evaluation expenditures	2,057	2,274	3,008	10,472	1,242	19,053
Proceeds from option payment (f)	-	-	(3,400)	-	-	(3,400)
Change in decommissioning liabilities	-	-	-	-	48	48
Transfer to producing properties	(1,472)	(4,394)	(5)	-	-	(5,871)

At December 31, 2011	$3,520	$5,670	$15,035	$22,112	$20,412	$66,749

(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in northern Mexico 708 kilometres north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant which achieved commercial production on April 1, 2010, a 1,000 tpd flotation plant (currently in care-and-maintenance), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine.

(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of the new 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure.

_____ 56
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

15. MINING INTERESTS (continued)

(b)	La Parrilla Silver Mine, Durango State (continued)

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum payable of $2.5 million. The Company has an option to purchase the NSR at any time for an amount of $2.0 million. For the year ended December 31, 2011, the Company paid royalties of $369,000 (2010 - $116,000). As at December 31, 2011, the sum of total royalties paid to date for the Quebradillas NSR is $690,000.

(c)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in northern Jalisco State, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 950 tpd cyanidation plant and 500 tpd flotation plant (currently in care and maintenance), mine buildings, offices and related infrastructure. During 2011, several improvements were made including the installation of a new ball mill, replacing an older and smaller mill, the replacement of the filter presses in the Merrill-Crowe circuit, and the addition of two new induction furnaces.

(d)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims, including the Dolores area, plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart. Del Toro is presently an operating division of the Company’s First Majestic Plata, S.A. de C.V. subsidiary, although plans are underway to transfer its assets into a newly formed subsidiary of the Company to better isolate its operating results from the La Parrilla Mine as the plant begins production in late 2012. First Majestic owns 100% of the Del Toro Silver Mine.

In 2011, the Company acquired a neighbouring property during the third quarter called Dolores for $1.5 million. The property includes 12 hectares of land and a small producing mine where a small amount of high grade ore was shipped to La Parrilla by the previous owner.

(e)	La Luz Silver Project, San Luis Potosi State

The La Luz Silver Project is located near the village of Real de Catorce, 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The La Luz property consists of 35 mining concessions covering 5,738 hectares. The Company owns 100% of the La Luz Silver Project. In November 2010, the Company agreed to acquire the 3% NSR, the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, in consideration for $3.0 million. Consideration for the purchase consisted of a cash payment of $1.1 million and $1.5 million in shares of the Company in November 2010, and a cash payment of $0.4 million which was paid in January 2011.

(f)	Jalisco Group of Properties, Jalisco State

The Company also owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. On April 15, 2011, a definitive agreement was entered into with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in Jalisco State, Mexico. The Optionee issued 10 million shares of common stock with a fair value of $3.4 million to the Company and is committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests during the period.

_____ 57
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

16. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are composed of the following:

	Land &	Machinery &	Assets Under
	Buildings	Equipment	Construction	Other	Total
Cost
At January 1, 2010	$7,827	$25,387	$32,113	$1,415	$66,742
Additions	641	11,741	7,007	663	20,052
Transfers	6,485	29,904	(36,389)	-	-
At December 31, 2010	$14,953	$67,032	$2,731	$2,078	$86,794
Additions	5,722	25,066	34,671	1,675	67,134

At December 31, 2011	$20,675	$92,098	$37,402	$3,753	$153,928

Accumulated Depreciation and Amortization
At January 1, 2010	$(2,566)	$(5,177)	$-	$(892)	$(8,635)
Depreciation and amortization	(919)	(4,624)	-	(233)	(5,776)
At December 31, 2010	$(3,485)	$(9,801)	$-	$(1,125)	$(14,411)
Depreciation and amortization	(1,846)	(7,501)	-	(1,130)	(10,477)

At December 31, 2011	$(5,331)	$(17,302)	$-	$(2,255)	$(24,888)

Carrying Value
At January 1, 2010	$5,261	$20,210	$32,113	$523	$58,107
At December 31, 2010	$11,468	$57,231	$2,731	$953	$72,383
At December 31, 2011	$15,344	$74,796	$37,402	$1,498	$129,040

(1)	Included in land and buildings is $4,181,000 (December 31, 2011 - $3,279,000; January 1, 2011 - $2,178,000) of land properties which are not subject to depreciation.
(2)	Included in property, plant and equipment is $14,789,000 (December 31, 2011 - $4,553,000; January 1, 2011 - $2,838,000) of equipment under finance lease.

Mining assets, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated as follow:

	La Encantada	La Parrilla	San Martin	Del Toro	La Luz
	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Corporate	Total
Cost
At January 1, 2010	$40,118	$16,161	$9,331	$324	$60	$748	$66,742
Additions	11,658	3,011	2,124	1,620	1,297	342	20,052
Transfers	12	374	(387)	-	-	1	-
At December 31, 2010	$51,788	$19,546	$11,068	$1,944	$1,357	$1,091	$86,794
Additions	13,949	37,808	8,215	5,061	1,316	785	67,134

At December 31, 2011	$65,737	$57,354	$19,283	$7,005	$2,673	$1,876	$153,928

Accumulated Depreciation and Amortization
At January 1, 2010	$(1,854)	$(3,629)	$(2,765)	$-	$(25)	$(362)	$(8,635)
Depreciation and amortization	(2,370)	(1,910)	(1,241)	-	(12)	(243)	(5,776)
At December 31, 2010	$(4,224)	$(5,539)	$(4,006)	$-	$(37)	$(605)	$(14,411)
Depreciation and amortization	(6,385)	(2,846)	(917)	-	(36)	(293)	(10,477)

At December 31, 2011	$(10,609)	$(8,385)	$(4,923)	$-	$(73)	$(898)	$(24,888)

Carrying Value
At January 1, 2010	$38,264	$12,532	$6,566	$324	$35	$386	$58,107
At December 31, 2010	$47,564	$14,007	$7,062	$1,944	$1,320	$486	$72,383
At December 31, 2011	$55,128	$48,969	$14,360	$7,005	$2,600	$978	$129,040

In 2011, the Company pledged certain properties of the San Martin Mine as guarantees as part of its tax appeal process (see Note 32).

_____ 58
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

17. DEPOSITS ON LONG-TERM ASSETS

The Company’s deposits on long-term assets are comprised of the following:

	December 31, 2011	December 31, 2010	January 1, 2010
Deposits on equipment	$6,006	$1,905	$4,097
Deposits on equipment under finance leases	2,812	151	-
Deposits on services	1,686	370	-

	$10,504	$2,426	$4,097

18. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade payables and accrued liabilities are comprised of the following items:

	December 31, 2011	December 31, 2010	January 1, 2010
Trade payables	$6,512	$6,023	$2,995
Accrued liabilities	15,903	6,279	7,762
Unearned revenue	18	98	150

	$22,433	$12,400	$10,907

19. OTHER FINANCIAL LIABILITIES

At December 31, 2011, the Company carried a long position on silver futures equivalent to 1.0 million ounces of silver at an average price of $32.00. Other financial liabilities of $383,000 reflects an unrealized loss of $4,083,000 (2010 - $nil) in silver futures, net of a deposit of $3,700,000 (2010 - $nil) to fulfill margin requirements. For the year ended December 31, 2011, the Company has a realized gain on silver futures of $2,412,000 (2010 - $2,919,000), resulting in a net loss of $1,671,000 (2010 – net gain of $2,919,000).

20. DEBT FACILITIES

In March 2011, the Company entered into an agreement for a pre-payment facility for advances on the sale of lead in its concentrate production. Under the terms of the agreement, $3.0 million was advanced against the Company’s lead concentrate production from the La Parrilla Silver Mine for a period of 12 months. Interest accrues at an annualized floating rate of one-month LIBOR plus 5%. Interest is payable monthly and the principal amount is repayable based on the volume of lead concentrate shipped with minimum monthly quotas valued at $250,000. At December 31, 2011, after delivering monthly quotas of lead concentrates and payments of interest charges, the Company had a remaining balance payable on the prepayment facility of $784,000 (2010 - $nil).

21. LEASE OBLIGATIONS

The Company has entered into leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging from 7.9% to 12.5%. Assets under finance leases are pledged as security against the lease obligation.

The following is a schedule of future minimum lease payments under the finance leases:

	December 31, 2011	December 31, 2010
Less than one year	$5,238	$1,409
More than one year but not more than five years	10,795	2,687
	16,033	4,096
Less : future finance charges	(1,939)	(519)

Present value of minimum lease payments	$14,094	$3,577

Included in the financial statements as:
Current portion of lease obligations	4,269	1,160
Lease obligations	9,825	2,417

Present value of minimum lease payments	$14,094	$3,577

_____ 59
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

22. DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining property, as well as the decommissioning of the plant or other restoration work. A provision for environmental rehabilitation has been estimated based on the Company’s interpretation of current regulatory requirements and is recognized at the present value of such costs.

	La Encantada	La Parrilla	San Martin	La Luz
At December 31, 2011	Silver Mine	Silver Mine	Silver Mine	Silver Project	Total
Anticipated settlement date	2021	2030	2018	2028
Undiscounted value of estimated cash flow	$2,647	$2,109	$2,110	$859	$7,725
Estimated mine life (years)	10	19	7	17
Discount rate	6.8%	8.0%	6.3%	7.7%

Balance at January 1, 2010	$1,727	$950	$1,472	$-	$4,149
Movements during the period:
Change in rehabilitation provis ion	488	770	268	536	2,062
Interest or accretion expense	152	84	129	-	365
Foreign exchange loss	106	58	55	-	219

Balance at December 31, 2010	$2,473	$1,862	$1,924	$536	$6,795

Movements during the period:
Change in rehabilitation provision	(25)	(525)	164	48	(338)
Interest or accretion expense	172	126	137	-	435
Interest or accretion expense capitalized	-	-	-	41	41
Foreign exchange gain	(301)	(215)	(228)	(66)	(810)

Balance at December 31, 2011	$2,319	$1,248	$1,997	$559	$6,123

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

23. OTHER LONG-TERM LIABILITIES

In 1992, Minera El Pilón entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilón in exchange for silver to be delivered in future instalments. The bank failed to advance the fully agreed amount, and El Pilón therefore refused to deliver the silver. El Pilón sued the bank for breach of contract to retain the advance received from the bank. At December 31, 2010, the Company had accrued an aggregate potential liability for legal costs, interest and penalties of $773,000 (January 1, 2010 - $717,000). During 2011, the Company reached an agreement to settle the liability for $463,000 and the residual balance was recognized as other income during the year.

As at December 31, 2010, other long term liabilities included $120,000 related to surface rights acquisitions at Quebradillas (January 1, 2010 - $nil). There is no remaining balance due at December 31, 2011.

24. INCOME TAXES

As at December 31, 2011, the Company had income taxes receivable of $9,734,000 (December 31, 2010 – income taxes payable of $440,000; January 1, 2010 – income taxes payable of $116,000) from excess income tax installments paid in a certain tax jurisdiction during 2011. This amount will be applied as installments against income taxes payable to be incurred in 2012.

_____ 60
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

24. INCOME TAXES (continued)

The movement of deferred tax assets and deferred tax liabilities components are shown below:

			Deductible
		Share Issue	Stock Option
Deferred Tax Assets	Losses	Costs	Benefits	Provisions	Other	Total
At January 1, 2010	$19,094	$1,631	$-	$2,242	$(5,051)	$17,916
(Expense) benefit to income statement	(7,509)	(663)	-	(130)	4,813	(3,489)

At December 31, 2010	$11,585	$968	$-	$2,112	$(238)	$14,427
(Expense) benefit to income statement	(4,998)	(522)	701	5,656	91	928
Benefit to equity	-	-	1,439	-	-	1,439

At December 31, 2011	$6,587	$446	$2,140	$7,768	$(147)	$16,794

	Property, Plant &
	Equipment &
Deferred Tax Liabilities	Mining Interests	Total
At January 1, 2010	$27,390	$27,390
Expense to income statement	6,043	6,043

At December 31, 2010	$33,433	$33,433

Expense to income statement	23,927	23,927

At December 31, 2011	$57,360	$57,360

Deferred Tax Liabilities, Net
At January 1, 2010		$9,474
At December 31, 2010		$19,006
At December 31, 2011		$40,566

As at December 31, 2011, the Company had Canadian tax losses of $3.9 million, which will expire between 2027 and 2028, and Mexican tax losses of $17.7 million, which will expire between 2016 and 2021.

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. At December 31, 2011, the Company did not recognize deferred tax assets of $0.8 million (2010 - $0.5 million) as uncertainty exists regarding the realization of certain tax losses.

The following is a reconciliation of income taxes calculated at the combined statutory tax rate to the income tax expense for the years ended December 31, 2011 and 2010.

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
Net earnings before tax	$137,537	$42,750
Combined statutory tax rate	26.50%	28.50%
Income tax expense computed at statutory tax rate	$36,447	$12,184
Reconciling items:
Non-deductible expenses	2,083	2,090
Impact of inflationary adjustments	280	805
Effect of different foreign statutory tax rates on earnings of subsidiaries	472	770
Impact of foreign exchange on deferred income tax assets and liabilities	(786)	(3,316)
Deductible stock option benefits	(4,730)	-
Change in unrecognized deferred income tax asset	295	(5,838)
Other	(98)	924

Income tax expense	$33,963	$7,619

Effective tax rate	25%	18%

Current income tax expense	10,920	434
Deferred income tax expense	23,043	7,185

Income tax expense	$33,963	$7,619

_____ 61
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

24. INCOME TAXES (continued)

In 2011, the combined statutory tax rate in Canada decreased 2% as the federal tax rate was lowered from 18% to 16.5% while the provincial tax rate was lowered from 10.5% to 10%.

For the year ended December 31, 2011, the effective income tax rate on earnings from operations of 25% (2010 – 18%) was lower than the combined corporate statutory rate primarily due to deductible stock option benefits and the Company’s ability to take advantage of lower tax rates and differing tax rules applicable to certain of the Company’s metal marketing, operating and financing subsidiaries outside of Canada and Mexico. The tax provision on earnings is computed after taking account of intercompany transactions such as interest on loans, sales, other charges and credits among subsidiaries resulting from their capital structure as well as from the various jurisdictions in which operations and assets are owned. For these reasons, the effective tax rate differs from the combined corporate statutory rate in Canada. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates.

25. SHARE CAPITAL

(a)	Authorized and Issued Capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the year is as follows:

			Shares
	Shares	Amount	to be Issued	Total
Balance at January 1, 2010	92,648,744	$218,608	$247	$218,855
Shares issued for:
Exercise of options	3,573,125	11,148	-	11,148
Exercise of warrants	1,185,250	3,999	-	3,999
Acquisition of assets (Note 15(e))	152,798	1,512	-	1,512
Conversion of shares to be issued (Note 25(d))	500	2	(2)	-
Transfer of equity reserve upon exercise of options and warrants	-	4,256	-	4,256

Balance at December 31, 2010	97,560,417	$239,525	$245	$239,770

Shares issued for:
Exercise of options	2,449,750	10,428	-	10,428
Exercise of warrants	5,118,093	17,943	-	17,943
Conversion of shares to be issued (Note 25(d))	7,112	35	(35)	-
Transfer of equity reserve upon exercise of options and warrants	-	5,163	-	5,163

Balance at December 31, 2011	105,135,372	$273,094	$210	$273,304

(b)	Stock Options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2011 are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes the information about stock options outstanding and exercisable at December 31, 2011:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise Prices (CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)
2.01 - 3.00	517,450	2.04	1.05	517,450	2.04	1.05
3.01 - 4.00	1,229,375	3.64	1.33	1,229,375	3.64	1.33
4.01 - 5.00	947,500	4.38	0.93	922,500	4.39	0.91
10.01 - 20.03	2,240,050	13.99	3.55	962,425	12.55	2.65

	4,934,375	8.31	2.23	3,631,750	5.96	1.53

_____ 62
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

25. SHARE CAPITAL (continued)

(b)	Stock Options (continued)

As of December 31, 2011, incentive stock options represent 5% (December 31, 2010 - 7%) of issued and outstanding common capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at December 31, 2011 and December 31, 2010 were $40.1 million (CAD$40.8 million) and $47.6 million (CAD$47.4 million), respectively.

The changes in stock options issued during the years ended December 31, 2011 and 2010 are as follows:

	Year Ended		Year Ended
	December 31, 2011		December 31, 2010
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(CAD$/Share)	Options	(CAD$/Share)
Balance, beginning of the year	6,464,875	5.61	8,603,750	3.50
Granted	939,500	16.13	2,003,000	10.03
Exercised	(2,449,750)	4.15	(3,573,125)	3.16
Expired	(20,250)	12.44	(568,750)	4.63

Balance, end of the year	4,934,375	8.31	6,464,875	5.61

During the year ended December 31, 2011, 2,449,750 (2010 – 3,573,125) stock options were exercised. The weighted average closing share price at date of exercise for the year ended December 31, 2011 was CAD$19.02 (2010 - CAD$8.27).

During the year ended December 31, 2011, 939,500 (2010 – 2,003,000) stock options were granted for an aggregate fair value of CAD$7,893,000 (2010 – CAD$8,079,000).

The fair value of employee stock options granted is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Year Ended December 31,
	2011	2010
Weighted average fair value at grant date ($)	8.40	4.03
Expected dividend yield (%)	-	-
Average risk-free interest rate (%)	1.25	1.72
Expected life (years)	3.36	2.10
Expected volatility (%)	75.63	73.69
Forfeiture rate (%)	5.00	5.00

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

(c)	Share Purchase Warrants

As at December 31, 2011, there are no share purchase warrants outstanding.

The changes in share purchase warrants during the years ended December 31, 2011 and 2010 are as follows:

	Year Ended		Year Ended
	December 31, 2011		December 31, 2010
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Warrants	(CAD$/Share)	Warrants	(CAD$/Share)
Balance, beginning of the year	5,142,277	3.44	11,357,465	5.04
Exercised	(5,118,093)	3.44	(1,185,250)	3.41
Cancelled or expired	(24,184)	3.50	(5,029,938)	7.06

Balance, end of the year	-	-	5,142,277	3.44

_____ 63
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

25. SHARE CAPITAL (continued)

(d)	Share Capital to be Issued

On June 5, 2006, pursuant to the acquisition of First Silver Reserve Inc. and the San Martin mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly-owned subsidiary of First Majestic.

At December 31, 2011, the prior shareholders of First Silver had yet to exchange 99,030 shares (2010 – 113,254 shares) of First Silver, exchangeable for 49,515 shares (2010 – 56,627 shares) of First Majestic resulting in a remaining value of shares to be issued of $210,000 (2010 - $245,000). During the year ended December 31, 2011, a total of 7,112 shares (2010 – 500 shares) were redeemed by prior shareholders of First Silver.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

26. EQUITY RESERVES

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
Available For Sale Revaluation Reserve (a)
Balance at beginning of year	$18	$(55)
Gain on available for sale securities	1,109	73
Balance at end of year	1,127	18

Share-based Payments Reserve (b)
Balance at beginning of year	25,170	24,971
Share-based payments recognized in profit and loss, and related tax benefit	7,387	4,455
Reclassed to share capital for exercise of stock options and warrants	(5,163)	(4,256)
Balance at end of year	27,394	25,170

Foreign Currency Translation Reserve (c)
Balance at beginning of year	621	-
Currency translation gain	(1,298)	621
Balance at end of year	(677)	621

Total Equity Reserves per Statement of Financial Position	$27,844	$25,809

(a)	The available for sale reserve principally records the fair value gains or losses related to available-for-sale financial instruments.
(b)	The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted but not exercised to acquire shares of the Company and related tax benefits.
(c)

The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency.

27. FINANCIAL INSTRUMENTS

(a)        Capital Risk Management

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2010.

The capital of the Company consists of equity, comprising issued capital, share capital to be issued, equity reserves and retained earnings / accumulated deficit, debt facilities, net of cash and cash equivalents as follows:

	December 31, 2011	December 31, 2010
Equity	$350,598	$211,455
Debt facilities	784	-
Less: cash and cash equivalents	(91,184)	(41,163)

	$260,198	$170,292

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

_____ 64
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

27. FINANCIAL INSTRUMENTS (continued)

(a)	Capital Risk Management (continued)

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

(b)	Categories of Financial Instruments

	December 31, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Loans and receivables
Cash and cash equivalents	$91,184	$91,184	$41,163	$41,163
Trade and other receivables	15,593	15,593	8,354	8,354
Available for sale
Marketable securities	4,865	4,865	357	357

Total financial assets	$111,642	$111,642	$49,874	$49,874

Financial Liabilities
FVTPL
Derivative financial instruments	$383	$383	$-	$-
Other financial liabilities
Trade and other payables	22,433	22,433	12,400	12,400
Debt facilities	784	784	-	-

Total financial liabilities	$23,600	$23,600	$12,400	$12,400

(c)	Fair Value of Financial Instruments

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1
Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2
All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3
Inputs which have a significant effect on the fair value are not based on observable market data.

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Financial Assets
Marketable securities (1)	$4,865	$-	$-	$4,865

Financial Liabilities
Derivative financial instruments (1)	$383	$-	$-	$383

(1)	Derivative financial instruments and marketable securities are valued based on unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.

There were no transfers between levels 1, 2 and 3 during the years ended December 31, 2011 and 2010.

_____ 65
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

27. FINANCIAL INSTRUMENTS (continued)

(d)	Financial Risk Management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

	i)	Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international organizations. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $8.7 million as at December 31, 2011 (2010 - $4.6 million), of which $0.6 million (2010 - $0.8 million) is past due. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts.

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

	ii)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2011, the Company has outstanding trade payables of $6.5 million (2010 - $6.0 million) which are generally payable in 90 days or less and accrued liabilities of $15.9 million (2010 - $6.3 million) which are generally payable within 12 months. As at December 31, 2011, the Company also has income taxes receivable of $9.7 million which will be applied as installments against income taxes payable to be incurred in 2012. The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 Year	Years	Years	Years
Trade and other payables	$22,433	$22,433	$-	$-	$-
Other financial liabilities	383	383	-	-	-
Debt facilities	784	784	-	-	-
Finance lease obligations	14,094	4,269	8,501	1,324	-
Decommissioning liabilities	7,725	-	-	-	7,725
Purchase obligations	56,321	56,321	-	-	-

Total Obligations	$101,740	$84,190	$8,501	$1,324	$7,725

iii)	Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the

Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				December 31, 2011		December 31, 2010
	Cash	Trade	Trade	Net Assets	Effect of +/- 10%	Net Assets	Effect of +/- 10%
	& Cash	& Other	& Other	(Liabilities)	Change in	(Liabilities)	Change in
	Equivalents	Receivables	Payables	Exposure	Currency	Exposure	Currency
Canadian dollar	$42,673	$91	$(1,977)	$40,787	$4,079	$8,174	$817
Mexican peso	1,042	9,763	(18,238)	(7,433)	(549)	(10,726)	(1,073)

	$43,715	$9,854	$(20,215)	$33,354	$3,530	$(2,552)	$(256)

_____ 66
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

27. FINANCIAL INSTRUMENTS (continued)

iv)	Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc, lead and iron ore, which accounts for less than 5% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk. As at December 31, 2011, based on unsettled silver ounces sold by the Company that are subject to market price adjustments, a 10% increase or decrease of silver price at December 31, 2011 does not have a significant impact on net earnings.

v)	Interest Rate Risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. As at December 31, 2011, with the exception of capital leases, which have fixed interest rates, the Company’s exposure to interest bearing liabilities is limited to its debt facilities.

Based on the Company’s interest rate exposure at December 31, 2011, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings.

28. SUBSIDIARIES AND ASSOCIATES

Details of the Company’s significant subsidiaries at December 31, 2011 are as follows:

		Place of
		Incorporation &
Name of Subsidiary	Principal Activity	Operation	% Ownership
First Majestic Silver Corp.	Holding company and silver sales	Canada	100%
Corporacion First Majestic, S.A. de C.V.	Holding company	Mexico	100%
First Majestic Plata, S.A. de C.V.	Silver mining company	Mexico	100%
Minera El Pilon, S.A. de C.V.	Silver mining company	Mexico	100%
Minera La Encantada, S.A. de C.V.	Silver mining company	Mexico	100%
Minera Real Bonanza, S.A. de C.V.	Silver mining company	Mexico	100%
Majestic Services , S.A. de C.V.	Service company	Mexico	100%
Servicios Minero-Metalurgicos Industriales S.A. de C.V.	Service company	Mexico	100%
0915623 B.C. Ltd.	Holding company	Canada	100%
FMS Investment Cooperatië UA	Holding company	Netherlands	100%
FMS Investco B.V.	Investment company	Netherlands	100%
FMS Trading AG	Silver trading company	Switzerland	100%
FMS Capital AG	Treasury company	Switzerland	100%

29. KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers was as follows:

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
Salaries, Bonuses, Fees and Benefits
Members of the Board of Directors	$347	$304
Other members of key management	2,150	1,159
Share-based Payments
Members of the Board of Directors	1,031	812
Other members of key management	1,978	1,324

	$5,506	$3,599

_____ 67
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

30. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
Net Change in Non-Cash Working Capital Items:
Decrease (increase) in trade and other receivables	$(7,794)	$160
Increase in inventories	(6,010)	(5,073)
Increase in prepaid expenses and other	(3,637)	(575)
Increase in trade and other payables	5,294	4,755
Increase (decrease) in taxes payable	(1,556)	224

	$(13,703)	$(509)

Non-Cash Investing and Financing Activities:
Transfer of contributed surplus upon exercise of options and warrants	$5,163	$4,256
Assets acquired by capital lease	(10,909)	(3,038)

31. VENDOR LIABILITY AND INTEREST

In May 2006, First Majestic acquired a controlling interest in First Silver Reserve Inc. (“First Silver”) for $50,776,000. The purchase price was payable to the seller (the “Seller”) in three instalments (“the Agreement”). The first instalment of $25,388,000, for 50% of the purchase price, was paid upon closing on May 30, 2006. An additional 25% instalment of $12,694,000 was paid on May 30, 2007. The final 25% instalment of $12,694,000, together with accrued interest of $872,000 was due on May 30, 2008, was paid into a trust account of the Company and First Silver, and a Letter of Credit deposited in court, pending the outcome of the claims.

In November 2007, an action was commenced by the Company and First Silver against the Seller who was previously a director, President & Chief Executive Officer of First Silver. The Company and First Silver alleged that, while holding the positions of director, President and Chief Executive Officer, the Seller engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in the Seller acquiring a mine which was First Silver’s right to acquire. These allegations are denied by the Seller but management believes that there are substantial grounds to this claim. However, the outcome of this litigation is not presently determinable.

On March 14, 2008, the Seller filed a Counterclaim in the Action against the Company in which he claimed for unpaid amounts and interest arising out of the Agreement. As of July 16, 2009, the claimed unpaid amount, together with interest calculated at the contractual interest rate of 6% amounted to $14,160,000.

On July 16, 2009, an Order was granted by the Court, with the consent of all parties, under which the Seller obtained a judgment in the amount of $14,160,000. The Company agreed that $13,566,000 under the Letter of Credit would be paid into the Seller’s lawyer’s trust account (the “Trust Funds”) in partial satisfaction of the Judgment. The Consent Order requires that the Trust Funds be held pending the outcome of the Action. In his counterclaim, the Seller is also seeking, among other things, interest at 6% compounded annually and calculated daily on the Trust Funds and reimbursements of all costs and expenses, including his legal fees, incurred by the Seller in pursuing his claims against the Company. The trial is scheduled to commence in the Supreme Court of British Columbia, Vancouver, British Columbia on April 17, 2012. The Consent Order does not affect the standing of the Company’s claims for relief against the Seller in the Action. The Trust Funds could potentially become accessible to the Company in the event of a favourable outcome to the litigation.

32. CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company would accrue for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

During the year, Minera El Pilón, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.6 million (75.7 million Mexican pesos). The Company is currently defending the tax treatments amounting to $3.2 million (43.4 million Mexican pesos) related to 2007 via the administrative appeal process and believes it has a strong defense against the claims. The tax reassessment for 2004 to 2006 amounting to $2.4 million (32.3 million Mexican pesos) are being pursued through tax court, which requires pledging security as guarantees until the end of the trial. As a result, the Company has pledged certain properties of the San Martin Mine as guarantees. The Company believes it is more likely than not that it will defend itself successfully in all claims and therefore has not recorded a provision for the potential tax exposure relating to these assessments.

_____ 68
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

33. SUBSEQUENT EVENTS

Subsequent to December 31, 2011:

a)	The Company sold its long position on silver futures and converted the unrealized loss of $4.1 million to a realized gain of $1.5 million (see Note 19);

b)	1,040,000 options were granted with a weighted average exercise price of CAD$17.96 and expire in five years from the grant date;

c)	431,650 options were exercised for gross proceeds of CAD$2,536,000; and

d)	25,000 options were cancelled.

34. FIRST TIME ADOPTION OF IFRS

The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. The accounting policies set out in Note 3 have been applied in the preparation of its opening IFRS statement of financial position at the date of transition, and in preparing the consolidated financial statements for the year ended December 31, 2011 and 2010.

Exemptions on Transition

The Company applied the following exemptions to its opening statement of financial position dated January 1, 2010 in accordance with IFRS 1 - First-time adoption of International Financial Reporting Standards, which provides guidance for the initial adoption of IFRS. IFRS 1 requires retrospective application of the standards in the transition statement of financial position, with all adjustments to assets and liabilities taken to accumulated deficit unless certain exemptions are applied:

(a)	Business Combinations

The Company has elected to not apply IFRS 3 to business combinations that occurred before the date of transition to IFRS. IFRS 3 has been applied by the Company to business combinations that occurred on or after January 1, 2010.

(b)	Cumulative Translation Differences

As permitted by the IFRS 1 election for cumulative translation differences, the Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Any gains and losses on subsequent disposal of foreign operations will not be impacted by translation differences that arose prior to the date of transition.

(c)	Decommissioning Liabilities Included in the Cost of Property, Plant and Equipment

The Company has elected to apply the exemption related to decommissioning liabilities included in the cost of property, plant and equipment. This exemption allows a first-time adopter to apply the requirements of IFRIC 1, dealing with changes in decommissioning liabilities, on a prospective basis from the date of transition.

(d)	Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 - Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS. The Company has elected not to apply IFRS 2 to awards which had vested at the date of transition.

(e)	Fair Value as Deemed Cost

IFRS 1 allows an entity to measure individual items of mining interests and property, plant and equipment at fair value as deemed cost at the date of transition. The Company has elected to apply this exemption to the carrying value of mining interest for the San Martin mine at the date of transition. As a result, an adjustment of $48,945,000, net of deferred income tax recovery of $13,705,000, was recorded to accumulated deficit to adjust the aggregate carrying value of mining interests previously reported under Canadian Generally Accepted Principles (“previous GAAP”) to its fair value at January 1, 2010.

_____ 69
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

34. FIRST TIME ADOPTION OF IFRS (continued)

(f)	Estimates

IFRS 1 requires that an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the entity’s previous GAAP, unless there is objective evidence that those estimates were in er- ror. The Company’s IFRS estimates as of January 1, 2010 are consistent with its previous GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to previous GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s previous GAAP statements of income and statements of financial position for the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained below. The adoption of IFRS does not have a significant impact on the statement of cash flows for the year ended December 31, 2010. Therefore, no reconciliation is presented in these consolidated financial statements.

Previous GAAP to IFRS Reconciliation

The January 1, 2010 previous GAAP statement of financial position has been reconciled to IFRS as follows:

	Canadian	Canadian		Effect of
	GAAP	GAAP		Transition to IFRS	IFRS
	January 1, 2010	January 1, 2010		January 1, 2010	January 1, 2010
	CAD$	USD$	Note	USD$	USD$
ASSETS
Current assets
Cash and cash equivalents	$5,890	$5,609		$-	$5,609
Trade and other receivables	8,901	8,514		-	8,514
Inventories	3,812	3,578		-	3,578
Prepaid expenses and other	1,468	1,366		-	1,366
Total current assets	20,071	19,067		-	19,067

Non-current assets
Mining interests	166,400	158,647	(v)(vi)	(52,804)	105,843
Property, plant and equipment	60,798	58,107		-	58,107
Deposits on long-term assets	4,306	4,097		-	4,097

Total assets	$251,575	$239,918		$(52,804)	$187,114

LIABILITIES AND EQUITY
Current liabilities
Trade payables and accrued liabilities	$11,462	$10,907		$-	$10,907
Current portion of debt facilities	1,547	1,477		-	1,477
Current portion of lease obligations	2,139	2,048		-	2,048
Taxes payable	118	116		-	116
Total current liabilities	15,266	14,548		-	14,548

Non-current liabilities
Debt facilities	3,214	3,078		-	3,078
Lease obligations	668	632		-	632
Decommissioning liabilities	4,336	4,149		-	4,149
Other long-term liabilities	754	717		-	717
Deferred tax liabilities	28,417	27,038	(v)(vi)	(17,564)	9,474

Total liabilities	52,655	50,162		(17,564)	32,598

EQUITY
Shareholders’ equity
Share capital	244,517	218,855		-	218,855
Equity reserves	27,785	24,881	(iii)	90	24,971
Accumulated other comprehensive income	(40,215)	(26,380)	(ii)	26,325	(55)
Accumulated deficit	(33,167)	(27,600)	(i)(ii)(iii)(v)	(61,655)	(89,255)

Total liabilities and equity	$251,575	$239,918		$(52,804)	$187,114

_____ 70
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

34. FIRST TIME ADOPTION OF IFRS (continued)

The December 31, 2010 previous GAAP statement of financial position has been reconciled to IFRS as follows:

	Canadian	Canadian		Effect of
	GAAP	GAAP		Transition to IFRS	IFRS
	December 31, 2010	December 31, 2010		December 31, 2010	December 31, 2010
	CAD$	USD$	Note	USD$	USD$
ASSETS
Current assets
Cash and cash equivalents	$40,941	$41,163		$-	$41,163
Trade and other receivables	8,315	8,354		-	8,354
Inventories	8,604	8,651		-	8,651
Prepaid expenses and other	1,919	1,929		-	1,929
Deferred tax asset	2,310	2,323		(2,323)	-
Total current assets	62,089	62,420		(2,323)	60,097

Non-current assets
Mining interests	179,833	171,798	(v)(vi)	(52,138)	119,660
Property, plant and equipment	76,395	73,385	(i)	(1,002)	72,383
Deferred tax asset	738	742		2,323	3,065
Deposits on long-term assets	2,413	2,426		-	2,426

Total assets	$321,468	$310,771		$(53,140)	$257,631

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade and other payables	$12,288	$12,400		$-	$12,400
Current portion of debt facilities	-	-		-	-
Current portion of lease obligations	1,240	1,160		-	1,160
Taxes payable	438	440		-	440
Total current liabilities	13,966	14,000		-	14,000

Non-current liabilities
Lease obligations	2,318	2,417		-	2,417
Decommissioning liabilities	6,104	6,129	(iv)	666	6,795
Other long-term liabilities	888	893		-	893
Deferred tax liabilities	42,373	42,603	(v)(vi)	(20,532)	22,071

Total liabilities	65,649	66,042		(19,866)	46,176

EQUITY
Shareholders’ Equity
Share capital	265,779	239,770		-	239,770
Equity reserves	27,952	25,034	(iii)	136	25,170
Accumulated other comprehensive income	(40,850)	(25,686)	(ii)	26,325	639
Accumulated deficit	2,938	5,611	(i)(ii)(iii)(v)(vi)	(59,735)	(54,124)

Total liabilities and shareholders’ equity	$321,468	$310,771		$(53,140)	$257,631

_____ 71
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

34. FIRST TIME ADOPTION OF IFRS (continued)

The Company’s previous GAAP income statement and consolidated statement of income and comprehensive income for the year ended December 31, 2010 have been reconciled to IFRS as follows:

	Year Ended December 31, 2010
	Canadian	Canadian		Effect of
	GAAP	GAAP		Transition to IFRS	IFRS
	CAD$	USD$	Note	USD$	USD$
Revenues	$120,766	$117,908		$-	$117,908
Cost of sales	49,835	48,125		-	48,125

Gross margin	70,931	69,783		-	69,783
Depletion, depreciation and amortization	9,384	9,107	(i)	1,002	10,109

Mine operating earnings	61,547	60,676		(1,002)	59,674

General and administration expense	10,787	10,449		-	10,449
Share-based payments	4,549	4,409	(iii)	46	4,455
Accretion of decommissioning liabilities	376	365		-	365
Foreign exchange loss (gain)	(18)	2,797		-	2,797
Other expenses	1,114	1,065		-	1,065

Operating earnings	44,739	41,591		(1,048)	40,543

Investment and other income	3,022	2,934		-	2,934
Finance costs	(749)	(727)		-	(727)

Earnings before income taxes	47,012	43,798		(1,048)	42,750

Current income tax expense	448	434		-	434
Deferred income tax expense (recovery)	10,459	10,153	(vi)	(2,968)	7,185
	10,907	10,587		(2,968)	7,619

Net earnings for the year	$36,105	$33,211		$1,920	$35,131

Other comprehensive income
Available for sale investments:
Unrealized gain in fair value of investments	$75	$73		$-	$73
Currency translation gain (loss)	(686)	621		-	621

Other comprehensive income (loss)	(611)	694		-	694

Comprehensive income for the year	$35,494	$33,905		$1,920	$35,825

Summary of Differences Between Previous GAAP and IFRS

(i)	Functional and Presentation Currency

Effective January 1, 2010, for the purpose of these financial statements, the Company has changed its presentation currency from the Canadian dollar to U.S. dollar. Under previous GAAP, the Company’s subsidiaries had a functional currency of the Mexican peso. The Company has accounted for this change in functional currency on a prospective basis in accordance with the requirements of IAS21, “The Effects of Changes in Foreign Exchange Rates”. With the successful expansion of the La Encantada plant, the Company has achieved consistent profitability in 2010 and the need to access additional financing from the Canadian public markets has been significantly reduced. Also, a substantial portion of the Company’s revenue stream and a significant portion of expenditures are now incurred in U.S. dollars. Therefore, the Company assessed that the functional currency of its Mexican subsidiaries is the U.S. dollar.

(ii)	Cumulative Translation Differences

As permitted by the IFRS 1 election for cumulative translation differences, the Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Cumulative translation loss at January 1, 2010 was re-allocated from accumulated other comprehensive income to accumulated deficit.

_____ 72
FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

34. FIRST TIME ADOPTION OF IFRS (continued)

(iii)	Share-based Payments

IFRS requires each tranche of a share-based award with different vesting dates to be considered a separate grant for purpose of fair value calculation, and the resulting fair value is amortized over the vesting period of the respective tranches. Furthermore, forfeiture estimates are recognized in the period they are estimated.

Under previous GAAP, the fair value of share-based awards with graded vesting was calculated as one single grant and the resulting fair value was recognized on a straight-line basis over the longest vesting period. Forfeitures of awards were only recognized in the period the forfeiture occurred.

(iv)	Decommissioning Liabilities

IFRS requires provision for decommissioning liabilities to be estimated based on constructive cash flow discounted based on liability specific risk-free discount rate. The discount rate should be updated periodically at each period end date. Under previous GAAP, provision for decommissioning liabilities was estimated based on legal cash flow and discounted based on a risk-adjusted discount rate.

Historical net book value of costs of the related mining properties when the first decommissioning liabilities first arose was adjusted to reflect historical difference in the decommissioning liabilities.

(v)	Fair Value as Deemed Cost

IFRS 1 allows an entity to measure individual items of property, plant and equipment at fair value at the date of transition. The Company has elected to apply the IFRS 1 exemption to measure its mining interest for the San Martin mine at fair value as deemed cost at January 1, 2010 using a discounted cash flow model under IFRS compared to previous GAAP which compares the carrying value of the mining interest to the undiscounted cash flows. Based on silver prices ranging from $14.50 to $19.30 per ounce and a discount rate of 14.75% used in the discounted cash flow model, an adjustment of $48.9 million, net of future income tax recovery of $13.7 million, was recorded to accumulated deficit to adjust the aggregate carrying value of mining interests under previous GAAP to its aggregate fair value at January 1, 2010.

(vi)	Deferred Tax Liabilities

IFRS does not allow recognition of deferred taxes for acquisition of assets that do not qualify as a business combination. There is no similar prohibition under previous GAAP. As a result, deferred tax liabilities related to the Company’s previous asset acquisitions that did not qualify as business combination were derecognized at transition.

As part of the transition to IFRS, the carrying value of the Company’s property, plant and equipment and mining interests were changed without a change in their respective tax value. Deferred taxes were updated to reflect the change in temporary differences between the carrying value and tax value of these assets.

35. APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements of First Majestic Silver Corp. for the year ended December 31, 2011 were approved and authorized for issue by the Board of Directors on March 1, 2012.

______ 73
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the year ended December 31, 2011, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. All information contained in this MD&A is current as of March 1, 2012 unless otherwise stated.

With the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS, the Company’s accounting policies have changed and the presentation, financial statement captions and terminology used in this MD&A and the accompanying audited consolidated financial statements are consistent with IFRS as is now required by the securities laws. The new policies have been consistently applied to all of the years presented in this MD&A and all prior period information has been restated or reclassified to be consistent with IFRS for comparative purposes, unless otherwise noted. Further details on the conversion to IFRS and the reconciliation of prior periods from Canadian GAAP to IFRS are provided in the notes to our audited consolidated financial statements for the year ended December 31, 2011.

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forwardlooking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Qualified Persons

Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the independent Qualified Person for the Company. Ramon Davila, Ing., the Company’s Chief Operating Officer and Florentino Muñoz, Ing., the Company’s Chief Geologist, are also certified Qualified Persons. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www. sedar.com and on the Company’s website at www.firstmajestic.com.

______ 74
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

2011 HIGHLIGHTS

	Fourth Quarter	Fourth Quarter	Change	Annual	Annual	Change
Operating	2011	2010		2011	2010
Silver Equivalent Ounces Produced	2,101,528	1,827,987	15%	7,562,494	7,024,056	8%
Silver Ounces Produced (excluding equivalent ounces from by-products)	1,957,657	1,757,332	11%	7,216,109	6,529,325	11%
Payable Silver Ounces Produced	1,926,055	1,738,548	11%	7,094,359	6,172,900	15%
Total Cash Costs per Ounce(1)	$8.01	$7.78	3%	$8.24	$7.53	9%
Average Revenue per
Payable Equivalent Ounces Sold ($/eq. oz.)(1)	$31.70	$24.88	27%	$35.38	$20.19	75%

Financial
Revenues ($ millions)	$60.8	$40.1	52%	$245.5	$117.9	108%
Mine Operating Earnings ($ millions)	$38.4	$24.0	60%	$163.3	$59.7	174%
Net Earnings After Taxes ($ millions)	$21.3	$13.7	56%	$103.6	$35.1	195%
Operating Cash Flows Generated
Before Movements in Working Capital ($ millions)	$36.9	$23.2	59%	$160.2	$58.7	173%
Cash and Cash Equivalents at December 31 ($ millions)	$91.2	$41.2	122%	$91.2	$41.2	122%
Working Capital at December 31 ($ millions)	$109.7	$46.1	138%	$109.7	$46.1	138%

Shareholders
Earnings Per Share - Basic	$0.20	$0.14	42%	$1.00	$0.38	167%
Cash Flow Per Share
Before Movements in Working Capital(1)	$0.35	$0.24	45%	$1.55	$0.63	147%
Share Price on TSX at December 31	$17.18	$14.40	19%	$17.18	$14.40	19%
Weighted Average Shares Outstanding for the Periods Ended December 31	105,203,712	95,674,687	10%	103,276,935	93,587,581	10%

(1)

The Company reports non-GAAP measures which include Total Cash Costs per Ounce, Average Revenue per Payable Equivalent Ounces Sold and Cash Flow Per Share Before Movements in Working Capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See Reconciliation to IFRS on pages 86 to 88.

Record Production

With the successful commissioning of the new 1,000 tonnes per day (“tpd”) flotation circuit at the La Parrilla mine in the fourth quarter of 2011, the Company achieved another quarter of record production, producing 1,957,657 ounces of silver and 2,101,528 of silver equivalent ounces, compared to 1,757,332 ounces of silver and 1,827,987 silver equivalent ounces produced in the fourth quarter of 2010.

Annual production reached 7,216,109 ounces of silver and 7,562,494 of silver equivalent ounces, compared to 6,529,325 ounces of silver and 7,024,056 of silver equivalent ounces in 2010. With 96% of the Company’s 2011 revenues resulting from the sale of pure silver, First Majestic remains the purest silver producer relative to any of its peers.

Record Revenues

With the success from its record production and strong metal prices, the Company has also generated record revenues of $60.8 million and $245.5 million for the three months and for the year ended December 31, 2011, respectively, compared to $40.1 million and $117.9 million for the comparable periods in 2010. Revenues for the year ended December 31, 2011 would have been higher by $1.4 million were it not for some delayed shipments of 64,266 silver equivalent ounces in lead concentrates at year end, related to year end logistical challenges with our purchaser of the concentrates. Instead the shipments had to be delivered in January and will contribute to revenues in 2012.

In addition to the increase in production, the increase in revenues is also attributable to a significant increase in the average realized silver price compared to the prior year, as the Company realized an average revenue per payable ounce of $31.70 and $35.38 for the three months and for the year ended December 31, 2011, respectively. These are price increases of 27% and 75% from the comparable periods of 2010.

______ 75
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

Record Mine Operating Earnings

For the three months and year ended December 31, 2011, the Company recognized mine operating earnings of $38.4 million and $163.3 million, respectively, compared to $24.0 million and $59.7 million for the comparable periods in 2010, which represents increases of 60% and 174%, respectively.

Record Net Earnings

Net earnings after taxes for the three months and year ended December 31, 2011 were $21.3 million and $103.6 million, respectively, compared to $13.7 million and $35.1 million for the comparable periods in 2010.

Earnings per share (“EPS”) for the three months ended December 31, 2011 was $0.20, an increase of 42% compared to $0.14 for three months ended December 31, 2010. With record revenues and mine operating earnings, annual EPS soared to a record $1.00 per share in 2011, an increase of 167% compared to $0.38 in 2010.

Net earnings for the quarter and year ended December 31, 2011 reflects an unrealized loss on silver futures of $4.1 million for the fourth quarter and for the year. Adjusted EPS (a non-GAAP measure) after removing the loss on silver futures was $0.24 for the quarter and $1.04 for the year.

As at year end, the Company was carrying a long position on silver futures equivalent to 1.0 million ounces of silver at an average price of $32.00, representing an unrealized investment loss of $4.1 million. Management is bullish on silver prices and believed the price of silver would recover sufficiently to erase the unrealized loss. Subsequent to year end, the Company sold its entire position and converted the unrealized loss of $4.1 million to a realized gain of $1.5 million.

Record Cash Flows from Operations

The significant increase in silver prices during the year and record production have contributed to a healthy increase in the

Company’s gross margins in 2011. As a result, cash flows from operations before movements in non-cash working capital, finance costs and income taxes increased by 173% from $58.7 million ($0.63 per share) in 2010 to $160.2 million ($1.55 per share) in 2011. Cash flows from operations for the fourth quarter of 2011 also increased by 59% to $36.9 million ( $0.35 per share) compared to $23.2 million ($0.24 per share) for the fourth quarter of 2010.

During 2011, the Company continued to achieve growth by re-investing more than $104.0 million of its operating cash flows in the form of new investments in development and exploration of its mineral properties, the construction of new processing plants and acquisition of new mining equipment.

Cash Cost per Ounce

Cash cost per ounce (a non-GAAP measure) for the fourth quarter of 2011 was $8.01, a slight increase of 3% compared to $7.78 in the fourth quarter of 2010. Cash cost per ounce for the full year was $8.24 compared to $7.53 in 2010. The increase in cash cost per ounce was attributed to marginal increases in the cost of consumables including cyanide, energy and petroleum products. Also, throughputs of ore at the La Encantada mine were increased during the year to offset lower recoveries, which led to higher consumption of energy and reagents and therefore marginally higher cash costs. Efforts are underway, including pilot tests, to find the best metallurgical solution to boost recoveries at the La Encantada mine.

Cash cost per ounce for the fourth quarter consists of production costs of $8.06, transportation cost and refining costs of $1.83, offset by by-product credits of $1.88. Cash cost per ounce for the year consists of production cost of $8.14 per ounce, transportation cost and refining costs of $1.54 per ounce, offset by by-product credits of $1.44 per ounce. Production costs per ounce increased $0.34 per ounce for the fourth quarter of 2011 compared to 2010, and $0.68 per ounce year over year. Transportation and refining costs have increased by $0.62 per ounce on average in the fourth quarter for 2011 compared to 2010 and decreased $0.06 per ounce year over year. The increase over the fourth quarter of 2010 was due to the increase in shipments of concentrates from the La Parrilla flotation circuit, which more than doubled from 217,862 ounces in the fourth quarter of 2010 to 484,749 ounces, while the smelting cost per ounce for these concentrates was $4.54 per ounce, whereas the average refining costs for 2011 were $0.42 per ounce for the fourth quarter and $0.38 per ounce for the year. By-product credits have increased $0.72 per ounce for the fourth quarter of 2011 compared to 2010 and decreased $0.09 per ounce year over year.

Record Cash

At December 31, 2011, the Company had cash and cash equivalents of $91.2 million, an increase of $50.0 million or 122% compared to $41.2 million as at December 31, 2010. Working capital also improved by $63.6 million to $109.7 million at December 31, 2011.

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FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

La Parrilla Plant Expansion

The new 1,000 tpd flotation circuit at the La Parrilla Silver Mine commenced operations on September 2, 2011 and was deemed to be commissioned as commercially producing on October 1, 2011. The expansion of the 1,000 tpd cyanidation circuit is continuing well and the cyanidation facility is anticipated to be commissioned during the first quarter of 2012. These expansions are being achieved without any stoppage of production as La Parrilla shifts gears from 850 tpd to 2,000 tpd expected by the end of the first quarter of 2012. Additional construction achievements consist of a new 115,000 Kw power line connected to the national grid, the installation of new induction furnaces, and a new state of the art laboratory. Currently, the plant is operating at 1,800 tpd. The La Parrilla team is currently working on the completion of the Merrill-Crowe circuit and the installation of the new tailings filters.

Once this expansion is complete and the total mill capacity reaches 2,000 tpd, the production from the plant is anticipated to almost double from approximately 1.8 million ounces of silver equivalent produced in 2010 to more than 3.2 million equivalent ounces per year in 2012, consisting of more than 2.9 million ounces of silver, 6.0 million pounds of lead and 4.3 million pounds of zinc.

2012 PRODUCTION OUTLOOK

This section of the MD&A provides management’s production forecasts for 2012. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with relying on forward-looking statements as stated at the beginning of this MD&A.

Production in 2012 is expected to increase from 2011 levels with the following upcoming developments:

  The expansion of the cyanidation circuit at the new 2,000 tpd plant at La Parrilla is expected to be completed with full commercial production achieved by the end of the first quarter of 2012, resulting in a rate of production of more than 3.2 million equivalent ounces per year,
  Construction and development of the Del Toro Silver Mine is underway and is expected to commence production at 1,000 tpd in the fourth quarter of 2012.
  At La Encantada, intensive metallurgical tests are being conducted with the objective of improving recoveries by eliminating or reducing the manganese in the ore feed prior to the cyanidation process. Also, a new ball mill has been installed and is expected to be fully operational by the end of the first quarter. This new mill will allow for a higher percentage of fresh ore being processed which is anticpated to improve the head-grade at the mill and also have a positive impact on overall recoveries.

Estimated production range on a mine-by-mine basis for 2012, associated expected operating costs and price assumptions are included in the following table. These figures are based on existing installed capacity at the Company’s operations in the La Encantada and San Martin mines, increasing capacities at the La Parrilla mine for the last three quarters of 2012, and the production of 1,000 tpd at the Del Toro mine in the fourth quarter of 2012. Actual results may vary based on production throughputs, grades, recoveries, changes in economic conditions and operating circumstances.

Anticipated Operating Parameters	La Encantada	La Parrilla	San Martin	Del Toro	Total

Total tonnes processed (‘000s)	1,231 - 1,300	579 - 611	279 - 294	74 - 78	2,163 - 2,283
Operating days	342	330	330	82

Silver ounces from production (‘000s)	4,193 - 4,426	2,671 - 2,819	1,003 - 1,059	383 - 404	8,251 - 8,709
Gold ounces from production	-	122 - 129	1,141 - 1,205	-	1,263 - 1,334
Pounds of lead from production (‘000s)	-	11,233 - 11,860	-	2,118 - 2,236	13,350 - 14,096
Pounds of zinc from production (‘000s)	-	2,511 - 2,651	-	1,770 - 1,868	4,281 - 4,519
Silver equivalent ounces from production (‘000s)	4,193 - 4,426	3,063 - 3,234	1,064 - 1,123	489 - 516	8,810 - 9,299

Average silver grade (g/t)	207	183	140	197	191
Average recoveries (%)	51%	77%	80%	80%	63%

Cash cost per ounce	$8.26	$8.40	$11.76	$5.55	$8.61
Production cost per ounce	$7.68	$8.70	$12.79	$7.47	$8.62
Production cost per tonne	$26.02	$38.79	$45.82	$37.47	$32.38

Anticipated cash flow from operations, before changes in non-cash working capital: ($ millions)					$134.8 - $142.7

Metal average price assumptions for calculating equivalents:
   Silver $30.00/oz, Gold $1,600/oz, Lead $0.90/lb, Zinc $0.90/lb

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FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2011					2010
Production Highlights	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
Ore processed/tonnes milled
La Encantada	369,310	366,308	333,710	314,712	1,384,040	319,908	295,328	264,552	194,750	1,074,538
La Parrilla	121,109	89,972	77,363	74,503	362,947	78,537	76,618	75,271	73,443	303,869
San Martin	74,584	73,879	71,004	67,291	286,758	68,730	62,275	64,527	68,917	264,449
Consolidated	565,003	530,159	482,077	456,506	2,033,745	467,175	434,221	404,350	337,110	1,642,856
Silver ounces produced
La Encantada	1,076,096	1,020,467	1,133,654	1,136,419	4,366,636	1,049,811	1,160,468	921,078	723,622	3,854,979
La Parrilla	628,836	449,771	395,716	319,405	1,793,728	395,161	402,760	375,465	375,446	1,548,832
San Martin	252,725	238,627	251,009	313,384	1,055,745	312,360	260,142	242,255	310,757	1,125,514
Consolidated	1,957,657	1,708,865	1,780,379	1,769,208	7,216,109	1,757,332	1,823,370	1,538,798	1,409,825	6,529,325
Silver equivalent ounces produced
La Encantada	1,092,189	1,029,336	1,139,336	1,138,624	4,399,485	1,050,911	1,163,887	950,223	815,209	3,980,230
La Parrilla	738,919	511,301	443,304	363,648	2,057,172	448,592	483,608	435,985	445,603	1,813,789
San Martin	270,420	251,133	261,190	323,094	1,105,837	328,484	273,003	269,959	358,591	1,230,037
Consolidated	2,101,528	1,791,770	1,843,830	1,825,366	7,562,494	1,827,987	1,920,498	1,656,167	1,619,403	7,024,056
Cash cost per ounce
La Encantada	$7.49	$8.04	$7.61	$7.17	$7.57	$7.71	$6.23	$7.20	$8.08	$7.14
La Parrilla	$8.22	$7.90	$8.84	$10.66	$8.73	$7.06	$7.09	$7.57	$7.83	$7.38
San Martin	$9.70	$10.74	$10.72	$9.85	$10.22	$8.87	$10.52	$10.13	$6.91	$8.98
Consolidated	$8.01	$8.39	$8.32	$8.26	$8.24	$7.78	$7.03	$7.75	$7.67	$7.53

Consolidated Production Results for the Quarter and Year Ended December 31, 2011 and 2010

Quarter Ended		CONSOLIDATED FIRST MAJESTIC	Year to Date
2011	2010	RESULTS	2011	2010
565,003	467,175	Ore processed/tonnes milled (3)(4)	2,033,745	1,642,856
201	207	Average silver grade (g/tonne)	199	219
54%	57%	Recovery (%)	55%	56%
1,957,657	1,757,332	Total silver ounces produced	7,216,109	6,529,325
-	-	Pre-commercial silver ounces produced (3)(4)	34,316	261,193
1,957,657	1,757,332	Commercial silver ounces produced	7,181,793	6,268,132
1,926,055	1,738,548	Payable silver ounces produced (1)	7,094,359	6,172,900
440	436	Gold ounces produced	1,537	2,157
3,416,908	1,119,523	Pounds of lead produced	7,888,943	6,404,227
152,664	134,771	Pounds of zinc produced	178,767	363,288
4,695	-	Tonnes of iron ore produced	9,907	-
2,101,528	1,827,987	Total production - ounces silver equivalent	7,562,494	7,024,056
$8.01	$7.78	Total cash cost per ounce (1)(3)(4)	$8.24	$7.53
$8.06	$7.72	Total production cost per ounce (1)(2)	$8.14	$7.46
$27.48	$28.70	Total production cost per tonne (1)(2)	$28.50	$30.35
11,978	6,028	Underground development (m)	37,312	22,398
19,916	6,103	Diamond drilling (m)	56,713	17,321

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are non-GAAP measures. See Reconciliation to IFRS on pages 86 and 87.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

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FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

(3)

The flotation circuit of the La Parrilla mill expansion project achieved a commercial stage of production effective October 1, 2011. During the quarter ended September 30, 2011, the net margin of $1.1 million (Net Revenue of $1.4 million less Costs of Sales of $0.3 million) in connection with the sale of concentrates containing 34,316 ounces of silver during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the mill expansion, however average silver grade, recovery, total cash costs per ounce, total production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 5,952 tonnes of ore processed and 34,316 silver ounces during the quarter ended September 30, 2011.

(4)

The La Encantada mill expansion project achieved commercial production effective April 1, 2010. During the pre-commercial stage, the tables above included the production from the mill expansion, however, average silver grade, recovery, total cash cost per ounce, and total production cost per tonne were based on production excluding pre-commercial stage production of 124,508 tonnes of ore processed and 261,193 silver ounces during the quarter ended March 31, 2010.

Total production for the fourth quarter of 2011 was 2,101,528 ounces of silver equivalents consisting of 1,957,657 ounces of silver, 440 ounces of gold, 3,416,908 pounds of lead, 152,664 pounds of zinc and 4,695 tonnes of iron ore. Silver equivalent production increased 15% compared to the 1,827,987 ounces of silver equivalents produced in the fourth quarter of 2010, which consisted of 1,757,332 ounces of silver, 436 ounces of gold, 1,119,523 pounds of lead and 134,771 pounds of zinc. Compared to the third quarter of 2011, production increased 17% from 1,791,770 ounces of silver equivalents, which consisted of 1,708,865 ounces of silver, 1,891,991 pounds of lead and 409 ounces of gold. The start-up of the La Parrilla 1,000 tpd flotation circuit took less than 30 days to achieve commercial production, and a total of only 40,592 equivalent ounces of silver were excluded from commercial production during the year.

Total cash costs per ounce (including smelting, refining, transportation and other selling costs, and by-product credits, which is a non-GAAP measure and a standard of the Silver Institute) for the fourth quarter was $8.01 per ounce of silver compared to $8.39 in the third quarter of 2011 and $7.78 in the fourth quarter of 2010. The annualized cost increase was attributed to supply chain problems relating to cyanide and increasing petroleum prices. The costs per kilogram of cyanide increased significantly in the second quarter and for the year. An increase in cyanide costs is expected to prevail during 2012 regardless of the removal of supply chain issues, also diesel and energy costs in Mexico reflected increased costs through the year, thus affecting cash costs.

The average head grade for the fourth quarter of 2011 was 201 g/t. Consolidated recoveries for all mines combined for the fourth quarter was 54%. Even though recoveries at the La Parrilla and San Martin were good, the low recoveries at the La Encantada combined with the high volumes processed at La Encantada have a significant impact on reducing the overall average.

Efforts are continuing to increase the recoveries at La Encantada by increasing the mixture of fresh ore to tailings which requires additional milling capacity. An additional ball mill is in the process of being installed to increase fresh ore processing capacity to 1,500 tpd, and this ball mill is expected to be fully commissioned by the end of the first quarter of 2012. Under ideal conditions with the revised mix of fresh ore and tailings, this plant should be able to achieve 60% recovery rates, based on 78% recoveries for fresh ore and 50% recoveries for tailings.

Management is also testing a number of pilot metallurgical studies, which are expected to further improve recoveries. During the quarter, extensive metallurgical tests were undertaken by two independent labs in the United States and the Company’s own lab at the La Encantada operation. The results of the metallurgical tests show the possibility to improve metallurgical recoveries. The Company constructed a 500 tpd pilot plant at La Encantada to test processing through an SO2 (Sulphur Dioxide) circuit. Further testing and evaluation of the potential solutions is underway to assess the economic parameters and to define the best cost-benefit solution. A final decision is expected in the first half of 2012.

In order to try to compensate for the lower recoveries, the ore processed during the fourth quarter of 2011 was increased to 565,003 tonnes from the Company’s combined operations amounting to a 21% increase in throughput compared to the fourth quarter of 2010 and an increase of 7% compared to the third quarter of 2011.

The underground development in all operations and projects has been increased significantly in the quarter with the objective of preparing the different areas within the mines for future production. A total of 11,978 metres of underground development were completed in the fourth quarter of 2011 compared to 10,129 metres completed in the third quarter of 2011 and 6,028 metres in the fourth quarter of 2010. Total development increased 67% year over year to 37,312 metres as the Company is expanding development at La Encantada and La Parrilla for increased production rates. At the San Martin mine, new veins are being explored and development is focused on bringing these new areas into production. At the Del Toro mine, the different ore bodies are being prepared for production in the fourth quarter of 2012 and for 2013.

Diamond drilling programs on a companywide basis during the fourth quarter of 2011 amounted to 19,916 metres in 127 holes consisting primarily of definition drilling and surface exploration drilling, representing a 226% increase from the 6,103 metres drilled in the fourth quarter of 2010. A total of 56,713 metres have been drilled during the year in 272 holes, an increase of 227% compared to 2010 exploration. A significant project is underway at Del Toro to define the ore bodies at the San Juan and Perseverancia mines to support production planning and to continue to extend the life of the Del Toro mine. Drilling has been focused on several objectives:

a)	Definition drilling for Reserve development to assist in mining activities with the objective to plan for future production increases and new NI 43-101 report updates.

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FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

b)

An infill-drilling program is underway at the Del Toro mine to upgrade Measured & Indicated Resources to Reserves in advance of mining activities anticipated to commence in the fourth quarter of 2012. At La Encantada, among other targets underground, the Milagros breccia was drilled at depth confirming also the continuity of the breccia.

c)	Regional drilling to explore targets previously identified by geochemistry and / or geophysics
	-	drilling from surface to explore the La Parrilla mine to determine if the San Marcos, Vacas, Quebradillas mines are joined at depth;
	-	geophysical anomalies at the La Encantada are being drilled from surface. The first of five anomalies, the El Plomo area is now being drilled;
	-	at the San Martin mine, drilling is underway at the Esperanza, Huichola and Hedionda areas where drilling was previously suspended in 2008; and
	-	the Company has a total of 22 drill rigs currently operating throughout its projects, and expects to have 27 operating by the end of the first quarter of 2012.

During the quarter ended December 31, 2011, the Company expended $14.1 million on its mineral properties and a further $21.0 million on plant and equipment on a cash basis. This compares to $5.4 million invested in mineral properties and $6.9 million in plant and equipment in the fourth quarter of 2010. The increase in capital expenditures was primarily related to the mill expansion at the La Parrilla Silver Mine, and some underground development of Del Toro, and the land clearing and equipment purchased for the new Del Toro processing plant. The Company is also aggressively increasing its exploration and development programs to support additional mill expansions and to drive further resource upgrades.

La Encantada Silver Mine, Coahuila, Mexico

Production Results for the Quarter and Year Ended December 31, 2011 and 2010

Quarter Ended		LA ENCANTADA	Year to Date
2011	2010	RESULTS	2011	2010
369,310	319,908	Ore processed/tonnes milled (3)	1,384,040	1,074,538
214	214	Average silver grade (g/tonne)	210	234
42%	48%	Recovery (%)	47%	48%
1,076,096	1,049,811	Total silver ounces produced	4,366,636	3,854,979
-	-	Pre-commercial silver ounces produced (3)	-	261,193
1,076,096	1,049,811	Commercial silver ounces produced	4,366,636	3,593,786
1,070,717	1,044,367	Payable silver ounces produced (1)	4,344,803	3,552,758
25	21	Gold ounces produced	96	79
-	-	Pounds of lead produced	-	2,124,060
4,695	-	Tonnes of iron ore produced	9,907	-
1,092,189	1,050,911	Total production - ounces silver equivalent	4,399,485	3,980,230
$7.49	$7.71	Total cash cost per ounce (1)(3)	$7.57	$7.14
$7.16	$7.14	Total production cost per ounce (1)(2)	$7.15	$6.52
$20.79	$23.30	Total production cost per tonne (1)(2)	$22.44	$24.37
3,760	2,729	Underground development (m)	12,126	9,013
2,922	2,680	Diamond drilling (m)	11,837	7,257

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are non-GAAP measures. See Reconciliation to IFRS on pages 86 and 87.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

The La Encantada mill expansion project achieved commercial production effective April 1, 2010. During the pre-commercial stage, the tables above included the production from the mill expansion, however, average silver grade, recovery, total cash cost per ounce, and total production cost per tonne were based on production excluding pre-commercial stage production of 124,508 tonnes of ore processed and 261,193 silver ounces during the quarter ended March 31, 2010.

______ 80
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

The La Encantada Silver Mine is a producing underground mine located in northern Mexico 708 kilometres north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant which achieved commercial production on April 1, 2010, a 1,000 tpd flotation plant (currently in care-and-maintenance), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine.

With adjustments made to the tailings screening intake systems, and to the tailings filter presses, the plant, initially inaugurated with a capacity of 3,500 tpd, has been able to consistently achieve over 4,000 tpd on average of processing throughput during the past year and was re-rated to 4,000 tpd. In recent quarters, an area within the mine Azul y Oro and Buenos Aires with high manganese levels has been exploited resulting in lower than budgeted recoveries. As a short term solution, in order to compensate for these lower recoveries, mill throughput was increased to an average of 4,345 tpd in the fourth quarter while the average for the year was 4,083 tpd. As a longer term solution, metallurgical tests have been underway in order to the test the leaching of manganese, with positive results. The Company retained Hazen Research, Inc. to construct a laboratory pilot plant in order to test and re-confirm internal lab tests. The Company is also working simultaneously on testing a 500 tpd pilot plant on site at La Encantada to test the results obtained at the laboratories. The Company is evaluating the economic feasibility of incorporating the process into the cyanidation plant. The Company is also testing alternative methods of solving the metallurgical issues related to manganese in the ore such as with acid leaching.

A total of 1,092,189 equivalent ounces of silver were produced by the La Encantada plant during the fourth quarter of 2011, which was an increase of 6% compared with the 1,029,336 equivalent ounces of silver produced in the third quarter of 2011, and an increase of 4% compared to the 1,050,911 equivalent ounces of silver produced in the fourth quarter of 2010. Silver equivalent production in the fourth quarter of 2011 consisted of 1,076,096 ounces of silver, which was an increase of 5% compared to the 1,020,467 ounces produced in the third quarter of 2011, and an increase of 3% compared to the 1,049,811 ounces produced in the fourth quarter of 2010. Also, 25 ounces of gold and 4,695 tonnes of iron ore were produced in the fourth quarter of 2011.

There were 369,310 tonnes of ore processed in the fourth quarter of 2011 compared to 366,308 tonnes in the third quarter of 2011, an increase of 1% and an increase of 15% compared to the 319,908 tonnes processed in the fourth quarter of 2010. The average head grade was 214 g/t in the fourth quarter of 2011, representing an increase of 10% when compared to 195 g/t in the third quarter of 2011 and was consistent compared to the fourth quarter of 2010. Silver recovery in the fourth quarter of 2011 was 42%, a decrease from the 44% in the third quarter of 2011 and the 48% in the fourth quarter of 2010.

Underground mine development has been increased consistently throughout 2011. In order for blending of higher grade ore in the future with less manganese, a total of 3,760 metres were completed in the fourth quarter of 2011 compared to 2,808 metres of development completed in the third quarter of 2011, representing an increase of 34%. The current development program is focused on improving haulage and logistics for ore and waste that is transported by trucks from several production areas within the mine, including the San Javier/Milagros Breccias, Azul y Oro, the new Buenos Aires area and a newly developed area between the 660 level and the Ojuelas ore bodies. During 2011, the San Francisco vein was accessed and brought into production prior to year end. This area is known for higher silver grades and lower manganese content. In addition, the Milagros Breccia pipe is being developed at the 600 level in order for it to be brought into production in the second quarter of 2012. The purpose of the ongoing underground development program is to prepare for increased production levels and to confirm additional Reserves and Resources.

A total of three diamond drill rigs are operating at La Encantada, with one rig operating underground defining Reserves while two rigs are drilling from surface exploring the regional geophysical anomalies previously discovered. A total of 2,922 metres of diamond drilling was completed in the fourth quarter of 2011 compared to 4,381 metres in the third quarter of 2011.

The preparation of new areas continued during the fourth quarter. These new areas will contribute to increased production from fresh ore to 1,500 tpd during the first quarter of 2012, compared to the 1,150 tpd of fresh ore currently being processed, with a daily total average of tailings and fresh ore of 4,345 tpd. The third ball mill is currently being installed and is expected to be operating by the end of the first quarter of 2012 to increase fresh ore throughput and to have a positive impact on the blended head grades and silver recoveries.

During the first half of 2011, the automatic feed of reagents was completed at the new plant, achieving a more efficient use of reagents and an additional new power generator was added to the generation plant to replace the last old and inefficient generator which is expected to result in future savings on diesel, spare parts, repairs and maintenance, and to provide a more continuous operation of the plant and supporting infrastructure. A complete upgrade of the haulage level was completed and the two production shafts, including the hoists, received a complete repair and upgrade.

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FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

La Parrilla Silver Mine, Durango, Mexico

Production Results for the Quarter and Year Ended December 31, 2011 and 2010

Quarter Ended		LA PARRILLA	Year to Date
2011	2010	RESULTS	2011	2010
121,109	78,537	Ore processed/tonnes milled (3)	362,947	303,869
203	205	Average silver grade (g/tonne)	200	209
80%	77%	Recovery (%)	77%	76%
628,836	395,161	Total silver ounces produced	1,793,728	1,548,832
-	-	Pre-commercial silver ounces produced (3)	34,316	-
628,836	395,161	Commercial silver ounces produced	1,759,412	1,548,832
603,878	383,382	Payable silver ounces produced (1)	1,699,090	1,500,255
79	102	Gold ounces produced	344	413
3,416,908	1,119,523	Pounds of lead produced	7,888,943	4,280,167
152,664	134,771	Pounds of zinc produced	178,767	363,288
738,919	448,592	Total production - ounces silver equivalent	2,057,172	1,813,788
$8.22	$7.06	Total cash cost per ounce (1)(3)	$8.72	$7.38
$8.24	$7.80	Total production cost per ounce (1)(2)	$8.92	$7.80
$41.03	$38.07	Total production cost per tonne (1)(2)	$42.48	$38.53
3,793	1,935	Underground development (m)	13,242	7,545
4,648	1,498	Diamond drilling (m)	14,447	1,581

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are non-GAAP measures. See Reconciliation to IFRS on pages 86 and 87.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

The flotation circuit for the La Parrilla mill expansion project achieved a commercial stage of production effective October 1, 2011. During the quarter ended September 30, 2011, the net margin of $1.1 million (Net Revenue of $1.4 million less Costs of Sales of $0.3 million) in connection with the sale of concentrates containing 34,316 ounces of silver during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the flotation circuit expansion, however average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding precommercial stage production of 5,952 tonnes of ore processed and 34,316 silver ounces during the quarter ended September 30, 2011.

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Mexico, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via above-ground gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of new 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. Construction is currently in progress, approximately 90% complete on the new cyanidation circuit, with the plant currently operating at 1,800 tpd. Commissioning of the new cyanidation circuit is anticipated during the first quarter of 2012.

In September 2010, the Company acquired an additional 16,630 hectares of land through staking, and 15 hectares of surface rights. The total mining concessions now cover a contiguous area of 69,460 hectares. The Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

Total production at the La Parrilla Silver Mine was 738,919 equivalent ounces of silver in the fourth quarter of 2011, which was an increase of 45% compared to the third quarter of 2011, and an increase of 65% compared to the fourth quarter of 2010. The composition of the silver equivalent production in the fourth quarter of 2011 consisted of 628,836 ounces of silver, 79 ounces of gold, 3,416,908 pounds of lead and 152,664 pounds of zinc. This compares with a composition of 449,771 ounces of silver, 103 ounces of gold and 1,891,991 pounds of lead produced in the third quarter of 2011, and 395,161 ounces of silver, 102 ounces of gold, 1,119,523 pounds of lead and 134,771 pounds of zinc in the fourth quarter of 2010.

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FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

In the fourth quarter of 2011, a total of 121,109 tonnes of ore were processed at La Parrilla, representing an increase of 35% when compared with the 89,972 tonnes processed in the third quarter of 2011, and an increase of 54% when compared with the 78,537 tonnes processed in the fourth quarter of 2010. During the quarter, 33,668 tonnes of oxide ore were extracted from the open pit area at the Quebradillas mine compared to 33,945 tonnes of oxide ore in the third quarter of 2011. For 2011, a total of 125,678 tonnes was extracted from the open pit which had an average grade of 183 g/t Ag. Recovery levels of silver in the fourth quarter were 80% compared to 77% in the third quarter of 2011. Lead and zinc concentrates are now grading at approximately 40% and 44% of lead and zinc respectively. Silver recoveries for flotation were 85% in the fourth quarter, and 84% for the year. Silver recoveries for cyanidation were 66% in the fourth quarter, and 66% for the year.

A total of 3,793 metres of underground development was completed in the fourth quarter of 2011, compared to 4,015 metres in the third quarter of 2011. A total of 13,242 metres of underground development was completed in 2011 compared to 7,545 metres in 2010, an increase of 76%.

In September 2011, the Company issued a new NI 43-101 Technical Report which indicated that the Company’s exploration and development efforts have resulted in upgrading a significant portion of the Measured and Indicated Resources to Proven and Probable Reserves, resulting in the life of mine (“LOM”) being extended from two years to fourteen years.

A total of 4,648 metres of diamond drilling was completed in the fourth quarter of 2011 compared to 4,642 metres of diamond drilling in the third quarter of 2011 and 1,498 metres in the fourth quarter of 2010. Currently, there are five diamond drill rigs operating at La Parrilla, three are on surface and two are underground. More than 25,000 metres of drilling are planned for 2012 representing the continuation of an aggressive investment in exploration at La Parrilla. The focus during this expanded exploration program will be the Rosarios, Quebradillas, Vacas, San Marcos, and La Blanca mines and the Cerro Santiago, Viboras, San Nicolas, Sacramento areas plus the first ever regional exploration program undertaken on this very large 69,440 hectare property. An aggressive regional mapping program is currently underway using two teams of geologists in order to define a broad regional exploration program covering the entire property. In the year 2012, it will mark the first time that the regional geological anomalies will be drilled. Results from this exploration program are expected to be released late in 2012 in an updated NI 43-101 Technical Report.

The total capital budget for the expansion, including expanded underground development is expected to be $40.5 million, $30.6 million of which was expended by the 2011 year end and a further $9.9 million of capital expenditures have been committed. Incremental production, revenues and operating costs associated with the new flotation circuit were capitalized in the quarter ended September 30, 2011. Effective October 1, 2011, the commissioning of the flotation circuit was completed and all revenues and costs are now recorded in operations rather than being capitalized as pre-production. Management estimates that incremental production of 91,176 silver equivalent ounces from the new cyanidation circuit during the pre-commercial period will be capitalized in the quarter ended March 31, 2012.

San Martin Silver Mine, Jalisco, Mexico

Production Results for the Quarter and Year Ended December 31, 2011 and 2010

Quarter Ended		SAN MARTIN	Year to Date
2011	2010	RESULTS	2011	2010
74,584	68,730	Ore processed/tonnes milled	286,758	264,449
135	175	Average silver grade (g/tonne)	147	168
78%	81%	Recovery (%)	78%	79%
252,725	312,360	Total silver ounces produced	1,055,745	1,125,514
251,460	310,799	Payable silver ounces produced (1)	1,050,466	1,119,887
336	313	Gold ounces produced	1,097	1,665
270,420	328,484	Total production - ounces silver equivalent	1,105,837	1,230,037
$9.71	$8.87	Total cash cost per ounce (1)	$10.22	$8.98
$11.45	$9.52	Total production cost per ounce (1)(2)	$11.01	$10.02
$38.64	$43.05	Total production cost per tonne (1)(2)	$40.34	$42.45
2,426	1,364	Underground development (m)	7,831	5,840
6,885	1,925	Diamond drilling (m)	19,569	8,483

(1)

The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are non-GAAP measures. See Reconciliation to IFRS on pages 86 and 87.

(2)	Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

______ 83
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in northern Jalisco State, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 950 tpd cyanidation plant and 500 tpd flotation plant (currently in care and maintenance), mine buildings, offices and related infrastructure. During 2011, several improvements were made including the installation of a new ball mill, replacing an older and smaller mill, the replacement of the filter presses in the Merrill-Crowe circuit, and the addition of two new induction furnaces. Total mill capacity has increased from 900 tpd to 950 tpd providing for increased silver production and lower costs. Further improvements are budgeted for 2012 including new leaching tanks and new thickeners. These mill improvements are expected to have a positive impact on overall production, quality of doré and total costs. The processing plant has historically produced 100% of its production in the form of silver doré with some gold by-product. In early 2008, a 500 tpd flotation circuit was assembled to take advantage of the large sulphide resources at this mine. However, due to low base metal prices and high costs of smelting concentrates, the circuit was placed into care and maintenance pending further capital investment and improved sulphide mineral economics.

Total production of 270,420 ounces of silver equivalent in the fourth quarter of 2011 was 8% higher than the 251,133 equivalent ounces of silver produced in the third quarter of 2011 and 18% lower than the 328,484 equivalent ounces of silver produced in the fourth quarter of 2010. The equivalent ounces of silver in the fourth quarter of 2011 consisted of 252,725 ounces of silver and 336 ounces of gold. This compares with 238,627 ounces of silver and 285 ounces of gold produced in the third quarter of 2011 and 312,360 ounces of silver and 313 ounces of gold in the fourth quarter of 2010. Silver recovery levels in the fourth quarter of 2011 increased to 78%, compared to 74% in the third quarter of 2011, but decreased from 81% in the fourth quarter of 2010.

In the fourth quarter of 2011, 74,584 tonnes were processed at the San Martin Silver Mine, representing an increase of 1% when compared to the 73,879 tonnes milled in the third quarter of 2011 and an increase of 9% compared to the 68,730 tonnes milled in the fourth quarter of 2010. The average head grade was 135 g/t in the fourth quarter of 2011, compared to the 136 g/t in the third quarter of 2011 and 175 g/t in the fourth quarter of 2010.

During the fourth quarter of 2011, a total of 2,426 metres of underground development was completed compared to 1,964 metres in the third quarter of 2011. In addition, 6,885 metres of diamond drilling was completed in the fourth quarter of 2011 compared to 6,542 metres in the third quarter of 2011.

The underground drilling program is continuing and is confirming the presence of structures similar to the San Pedro area which are continually providing additional oxide feed. A total of 122 holes for 7,831 metres were drilled underground during the year. The Company has five drill rigs currently operating at San Martin both from surface and underground. During the quarter, a total of 42 holes including 6,885 metres were drilled from surface which indicated evidence of economic ore in the Rosarios and La Huichola veins which will continue in 2012. Five drill rigs are currently operating at the mine consisting of three drills on the surface and two drills underground.

The 2009 surface exploration program defined the new La Esperanza vein which runs parallel to the Zuloaga vein and has high anomalous samples from 100 to 250 g/t of silver on surface. The development program launched in early 2011 into the La Espe-ranza vein resulted in the construction of a 14 km road and a 500 metre ramp including development along the vein. Currently, 100 tonnes of ore is being extracted per day from this area in order to improve the overall head grades at the mill. In addition, approximately 150 tonnes of ore per day is being sent to the mill from the Huichola area which was discovered in 2008, however was not developed until 2011. For 2012, the focus will remain to develop additional ounces within the Zuloaga, La Esperanza and Huichola/Rosarios vein systems. A new NI 43-101 Technical Report is expected to be released prior to the 2012 year end.

During the third quarter, a review on the collective bargaining agreement between the union and the Company was completed and a new collective agreement was reached based on performance bonuses for productivity improvements. The new agreement is expected to bring benefits for both the union members and the Company by improving safety, productivity and by reducing costs.

DEVELOPMENT AND EXPLORATION PROJECTS

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine where construction of a 4,000 tpd flotation / cyanidation plant is currently underway. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Dolores was acquired in the third quarter of 2011 for U$1.5 million. The previous owner of this high grade producing mine has been shipping a small amount of ore to First Majestic’s La Parrilla mill for the past two years.

Del Toro is presently an operating division of the Company’s First Majestic Plata, S.A. de C.V. subsidiary, although plans are underway to transfer Del Toro into a newly formed subsidiary of the Company to better isolate its operating results from the La Parrilla mine as the plant begins production in late 2012. First Majestic owns 100% of the Del Toro Silver Mine.

______ 84
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

All necessary permits for the construction of a 1,000 tpd flotation mill were granted by the Mexican authorities in the fourth quarter of 2009 and the first quarter of 2010. Land clearing began in April 2011 and foundation construction for this new processing facility began in December 2011. Re-permitting for a 4,000 tpd dual processing operation is currently underway in conjunction with a Preliminary Economic Assessment which is expected to be released during the first half of 2012. The current plans involve scaling up the plant capacity over a three year period commencing at 1,000 tpd in the fourth quarter of 2012, expanding to 2,000 tpd by the fourth quarter of 2013 and finally reaching 4,000 tpd by the middle of 2014.

At a ceremony celebrated in December 2011, the first stone of the new plant was placed by the Governor of Zacatecas and the first stage of the construction of the new processing plant was officially launched.

During the year several exploration initiatives were underway. The primary effort was focused on infill drilling to upgrade the previously defined Measured and Indicated Resources to Probable Reserves and to discover additional Resources in the known ore bodies as well as explore regionally. Two crosscuts at San Juan were constructed underground during the year. One crosscut was constructed at the seventh level (176 metres from surface) where two drill rigs were installed and where ten holes were drilled at depth. The second crosscut was constructed 60 metres deeper where one drill rig was installed and drilled seven holes. Surface drilling was also underway throughout the year. The surface program was designed to discover extensions to known areas of mineralization and for testing anomalies identified by geophysics as well as testing the new Dolores area.

During the year, 27 holes were completed for a total of 10,860 metres. Of those 27 holes, 17 holes were drilled underground for a total of 6,414 metres, and ten holes were drilled on surface for a total of 4,446 metres.

In order to prepare Del Toro for production, an extensive development program was launched in late 2010 consisting of constructing an access ramp into ore bodies 1, 2 and 3 at San Juan, the construction of an access ramp into the Perseverancia chimney and an access ramp in Dolores. These access ramps have also allowed for the construction of crosscuts for drilling to further define additional Resources and to allow for a newly updated NI 43-101 compliant Resources / Reserves estimate to be prepared.

To date, the main ramp into San Juan mine is now 1,994 metres in length and 260 metres in vertical depth from the surface. This main ramp will be used for ore haulage during the first production stage, prior to the shaft being completed in 2013, and will act as an access to the three main ore bodies which will be developed during 2012. To date, access has been accomplished to ore body 1 and ore body 2 at San Juan.

At the Perseverancia mine, development of the access ramp was re-initiated in 2011 and to date has reached 422 metres in length, to gain access to the chimneys. While developing this ramp, a new vein was discovered which was named the “San Nicolas vein”. This vein has been correlated to old mine workings 1,000 metres to the northeast from the Perseverancia mine. The discovery of the San Nicolas vein has opened a new development area and to date 155 metres of development has been completed in two different levels, 50 metres apart. A drill rig was assigned to this area and is currently drilling with the intent of defining the possible connection of the San Juan and Perseverancia ore bodies. Two holes have been completed and the results appear very favourable, pending results from the final assays.

At the Dolores mine, over 525 metres have been developed to date in the mine in different workings including a ramp that is providing access to the main Dolores vein in two levels.

Total development in the fourth quarter amounted to 1,999 metres while underground development completed during 2011 totaled 4,113 metres. This development program will continue over the next twelve months to support planned production levels while construction of the new processing plant is underway. Construction of the new milling facility is well underway and currently on schedule. Construction of a sewage water treatment plant for the town of Chalchihuites has also commenced. This facility is expected to be completed by mid-2012 and will supply water to the mill while cleaning up the environment in the region. Also, after receiving approvals from the local Ejido, the Company constructed and completed a three kilometre long road to allow for heavy equipment and vehicles to access the mine site while bypassing the town of Chalchihuites. Approximately 90% of the required equipment for the flotation circuit and 50% of the equipment for the cyanidation circuit has been ordered. Also, the new power line from the town of Vicente Guerrero and Chalchihuites is in the permitting process.

In March 2011, the Company prepared an initial capital expenditure estimate relating to the exploration, development and construction of the Del Toro Silver Mine. The initial capital costs estimate is pending changes upon completion of the NI 43-101 Technical Report / Preliminary Economic Assessment, including final metallurgical testing and final plant designs which will support the Company’s investment decisions. A bulk metallurgical test of 5,000 tonnes of ore was conducted at the La Parrilla mill in October 2011 to reconfirm metallurgical parameters.

As at December 31, 2011, $14.9 million had been spent and for 2012 the Company has plans to invest a further $123.8 million in construction, equipment and underground development.

______ 85
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

La Luz Silver Project, San Luis Potosi, Mexico

The La Luz Silver Project, is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. (“Normabec”). As a result of the acquisition of Normabec, and its wholly owned subsidiary Minera Real Bonanza, S.A. de C.V., the Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 35 mining concessions covering 5,738 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. After the acquisition of Normabec, the Company transferred Mineral Real Bonanza into the consolidated group in Mexico under the Company’s wholly owned subsidiary, Corporación First Majestic, S.A. de C.V., and proceeded to wind up Normabec in December 2011.

In November 2010, the Company agreed to acquire the 3% NSR, the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, for consideration of $3.0 million. Consideration for the purchase consisted of a cash payment of $1.1 million and $1.5 million in shares of the Company (152,798 shares) in November 2010, and $0.4 million which was paid in January 2011. All payments in cash and shares have been completed fulfilling the Company’s objectives in acquiring all the necessary land and buildings for the La Luz Silver Project. The Company continued with the process of obtaining final approval for the purchase of 100 hectares of surface rights which were purchased during the quarter in order to secure an area where the plant and mine access are planned to be located.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies are expected to be presented to government authorities in the first or second quarter of 2012. A metallurgical test is underway to define the final flow sheet diagram for a flotation plant which is required for final permitting. Contrary to independent reports regarding the La Luz mine, the Company has no plans to do any mining above ground, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

The permit for the restoration of the old historic buildings at the Santa Ana Hacienda has been received and the construction of the previously announced Thematic and Cultural Park which will include a mining museum has begun. In addition, cleaning of the impressive underground workings is underway to rehabilitate this historic mine for public access. This new cultural facility and mining museum will form a “Sustainable Development Project” which will provide permanent long term jobs to the local communities.

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,240 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and La Luz Silver Project.

In January 2011, the Company granted an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) to Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock with a fair value of $3.4 million. The Optionee has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests in the second quarter of 2011.

______ 86
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2011 AND 2010

“Total cash cost per ounce” is a measure developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of this non-GAAP measure is similar to that reported by other mining companies. Cash costs per ounce is a measure used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our audited consolidated financial statements.

(expressed in thousands of U.S. dollars,	Quarter Ended December 31, 2011				Quarter Ended December 31, 2010
except ounce and per ounce amounts)	San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)				$16,383				$12,977
Add (Deduct): Cost of sales for Vancouver,
Europe and intercompany elimination				(2,180)				(380)
Cost of sales (mine)	$2,766	$5,106	$6,331	$14,203	$3,549	$2,964	$6,084	$12,599
Add: Third party smelting and refining	142	2,217	410	2,769	118	1,050	344	1,512
Deduct: By-product credits	(688)	(2,514)	(414)	(3,616)	(446)	(1,506)	(40)	(1,992)
Deduct: Royalties	-	(154)	-	(154)	-	(24)	-	(24)
Deduct: Employee benefits	604	-	1,468	2,072	(244)	-	244	(1)
Inventory changes	(112)	352	330	570	(219)	222	1,339	1,341
Other non-cash costs	(269)	(45)	(103)	(417)	-	-	82	82

Total cash cost (a)	$2,443	$4,962	$8,022	$15,427	$2,758	$2,706	$8,053	$13,517

Tonnes produced	74,584	121,109	369,310	565,003	68,730	78,537	319,908	467,175

Total ounces of silver produced	252,725	628,836	1,076,096	1,957,657	312,360	395,161	1,049,811	1,757,332
Deduct: metal deduction ounces	1,265	24,958	5,379	31,602	1,561	11,779	5,444	18,784

Payable ounces of silver produced (b)	251,460	603,878	1,070,717	1,926,055	310,799	383,382	1,044,367	1,738,548

Mining cost per ounce	$3.84	$3.15	$1.33	$2.23	$3.37	$2.72	$1.14	$1.89
Milling cost per ounce	5.35	3.59	4.99	4.60	4.06	3.66	5.16	4.64
Indirect cost per ounce	2.26	1.50	0.84	1.23	2.09	1.42	0.84	1.19

Total production cost per ounce	$11.45	$8.24	$7.16	$8.06	$9.52	$7.80	$7.14	$7.72
Transport and other selling costs cost per ounce	0.43	0.48	0.33	0.39	0.41	0.45	0.28	0.34
Smelting and refining costs cost per ounce	0.56	3.67	0.38	1.44	0.38	2.74	0.33	0.87
By-product credits cost per ounce	(2.73)	(4.17)	(0.38)	(1.88)	(1.44)	(3.93)	(0.04)	(1.15)

Total cash cost per ounce (a/b)	$9.71	$8.22	$7.49	$8.01	$8.87	$7.06	$7.71	$7.78

Mining cost per tonne	$12.96	$15.69	$3.85	$7.59	$15.24	$13.30	$3.71	$7.02
Milling cost per tonne	18.04	17.88	14.48	15.68	18.37	17.87	16.84	17.24
Indirect cost per tonne	7.64	7.46	2.45	4.21	9.44	6.90	2.75	4.44

Total production cost per tonne	$38.64	$41.03	$20.79	$27.48	$43.05	$38.07	$23.30	$28.70

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FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

(expressed in thousands of U.S. dollars,	Year Ended December 31, 2011				Year Ended December 31, 2010
except ounce and per ounce amounts)	San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)				$66,787				$48,125
Add (Deduct): Cost of sales for Vancouver,
Europe and intercompany elimination				(2,008)				(639)
Cost of sales (mine)	$12,641	$16,021	$36,117	$64,779	$12,252	$12,149	$23,085	$47,486
Add: Third party smelting and refining	427	6,425	1,659	8,511	429	4,284	3,123	7,836
Deduct: By-product credits	(1,686)	(7,522)	(1,046)	(10,254)	(2,073)	(5,479)	(1,873)	(9,425)
Deduct: Royalties	-	(433)	-	(433)	-	(95)	-	(95)
Deduct: Employee benefits	(383)	(13)	(4,819)	(5,215)	(500)	-	(1,301)	(1,801)
Inventory changes	107	456	1,245	1,808	(48)	211	2,270	2,433
Other non-cash costs	(364)	(108)	(282)	(754)	-	-	75	75
Total cash cost (a)	$10,742	$14,826	$32,874	$58,442	$10,060	$11,070	$25,379	$46,509

Tonnes produced	286,758	356,996	1,384,040	2,027,794	264,449	303,869	950,030	1,518,348
Total ounces of silver produced	1,055,745	1,759,412	4,366,636	7,181,793	1,125,514	1,548,832	3,593,786	6,268,132
Deduct: Metal deduction ounces	5,279	60,322	21,833	87,434	5,627	48,577	41,028	95,232

Payable ounces of silver produced (b)	1,050,466	1,699,090	4,344,803	7,094,359	1,119,887	1,500,255	3,552,758	6,172,900

Mining cost per ounce	$4.01	$3.28	$1.24	$2.14	$3.94	$3.13	$1.38	$2.27
Milling cost per ounce	4.79	3.96	5.04	4.74	3.98	3.40	4.29	4.02
Indirect cost per ounce	2.21	1.68	0.87	1.26	2.10	1.27	0.85	1.17

Total production cost per ounce	$11.01	$8.92	$7.15	$8.14	$10.02	$7.80	$6.52	$7.46
Transport and other selling costs cost per ounce	0.41	0.45	0.28	0.34	0.43	0.37	0.27	0.33
Smelting and refining costs cost per ounce	0.41	3.78	0.38	1.20	0.38	2.86	0.88	1.27
By-product credits cost per ounce	(1.61)	(4.43)	(0.24)	(1.44)	(1.85)	(3.65)	(0.53)	(1.53)

Total cash cost per ounce (a/b)	$10.22	$8.72	$7.57	$8.24	$8.98	$7.38	$7.14	$7.53

Mining cost per tonne	$14.70	$15.61	$3.90	$7.49	$16.69	$15.48	$5.16	$9.23
Milling cost per tonne	17.54	18.83	15.83	16.60	16.87	16.77	16.04	16.33
Indirect cost per tonne	8.10	8.04	2.71	4.41	8.89	6.28	3.17	4.79

Total production cost per tonne	$40.34	$42.48	$22.44	$28.50	$42.45	$38.53	$24.37	$30.35

Note:

The table above does not include 261,957 silver equivalent ounces of pre-commercial production from the La Encantada mill expansion project during the quarter ended March 31, 2010, which were produced at a cost of $2,348,346 and does not include 40,592 silver equivalent ounces of pre-commercial production from the La Parrilla flotation mill expansion project during the quarter ended September 30, 2011, which were produced at a cost of $263,000.

AVERAGE REALIZED PRICE PER OUNCE OF SILVER SOLD FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2011 AND 2010

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars, and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into shipped payable ounces of silver to calculate the average realized price per ounce of silver sold.

	Quarter Ended		Year to Date
REVENUE ANALYSIS	December 31,		December 31,
(expressed in thousands of dollars, except ounce and per ounce amounts)	2011 (1)	2010	2011	2010 (2)

Net Revenues as Reported	$60,801	$40,092	$245,514	$117,908
Add back: Smelting and Refining Charges	2,788	1,460	7,719	7,528
Gross Revenues	63,589	41,552	253,233	125,436
Payable Equivalent Silver Ounces Sold	2,005,970	1,670,265	7,158,148	6,212,430
Average Consolidated Gross Revenue per Payable Equivalent Silver Ounces Sold	$31.70	$24.88	$35.38	$20.19
Average Market Price per Ounce of Silver per Comex	$31.84	$26.46	$35.20	$20.18

(1)

At September 30, 2011, the La Parrilla mill expansion project had not achieved a commercial stage of production, therefore, sales receipts in the quarter ended September 30, 2011 of $1,401,000 in connection with the sale of 34,316 silver equivalent ounces of concentrates during the pre-operating period were recorded as a reduction of capital in the construction in progress account and were excluded from the above revenue analysis.

(2)

At March 31, 2010, the La Encantada mill expansion project had not achieved a commercial stage of production, therefore, sales receipts in the quarter ended March 31, 2010 of $4,646,000 in connection with the sale of 262,403 silver equivalent ounces of precipitates during the pre-operating period were not recorded as sales revenues but instead were recorded as a reduction of capital in the construction in progress account. As at March 31, 2010, total cash receipts of $5,576,000 in connection with the sale of 316,680 silver equivalent ounces of precipitates during the pre-operating period were excluded from the above revenue analysis.

______ 88
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

CASH FLOW PER SHARE FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2011 AND 2010

Cash Flow per Share is determined based on operating cash flows before movements in working capital, finance costs and income taxes, as illustrated in the Consolidated Statements of Cash Flow, divided by the weighted average shares outstanding during the period.

ADDITIONAL GAAP MEASURES

The Company uses additional GAAP measures which should be evaluated in conjunction with IFRS measures. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

•

Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s operating performance on a cash basis in order to assess the Company’s ability to generate operating cash flow.

•

Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

•

Operating cash flows before movements in working capital, finance costs and income taxes represents cash flows generated from operations before changes in non-cash working capital, finance costs and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt, if any.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

REVIEW OF FINANCIAL RESULTS

For the year ended December 31, 2011 compared to the year ended December 31, 2010 (in $000’s, except for share amounts):

	For the Year Ended	For the Year Ended
	December 31, 2011	December 31, 2010
Revenues	$245,514	$117,908	(1)
Cost of sales	66,787	48,125	(2)

Gross margin	178,727	69,783
Depletion, depreciation and amortization	15,440	10,109	(3)

Mine operating earnings	163,287	59,674	(4)

General and administrative	15,969	10,449	(5)
Share-based payments	5,948	4,455	(6)
Accretion of decommissioning liabilities	435	365
Foreign exchange loss	622	2,797	(7)
Other expenses	483	1,065	(8)

Operating earnings	139,830	40,543	(9)
Investment and other income (loss)	(1,030)	2,934	(10)
Finance costs	(1,263)	(727)

Earnings before income taxes	137,537	42,750

Current income tax expense	10,920	434
Deferred income tax expense	23,043	7,185

Income taxes expense	33,963	7,619	(11)

Net earnings for the year attributable to equity holders of the Company	$103,574	$35,131	(12)

Earnings per share (basic)	$1.00	$0.38	(12)

Earnings per share (diluted)	$0.96	$0.36

______ 89
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

1.

Revenues (after smelting and refining charges) for the year ended December 31, 2011 increased by $127,606,000 or 108% to $245,514,000 from $117,908,000 in the year ended December 31, 2010. The increase in revenues was primarily attributed to an increase in average realized silver price from $20.19 per ounce in the year ended December 31, 2010 to $35.38 per ounce in the year ended December 31, 2011 and an 8% increase in silver equivalent ounces produced. Revenues for the year ended December 31, 2011 do not include 64,266 silver equivalent ounces of lead concentrates, or $1.4 million of revenues, at La Parrilla that were delayed for shipment at year end due to year end logistical challenges with our purchaser of the concentrates.

2.

Cost of sales increased by $18,662,000 or 39%, to $66,787,000 in the year ended December 31, 2011 from $48,125,000 in the same period of 2010. This increase in cost of sales was primarily related to 8% increase in production and higher production costs as the Company tried to compensate for lower recoveries by increasing tonnes milled by 24% when compared to the prior year.

3.

Depletion, depreciation and amortization increased by $5,331,000 or 53% to $15,440,000 for the year ended December 31, 2011, primarily due to higher depletion expense attributed to a 24% increase in tonnage of ore milled. Depreciation expense also increased in the fourth quarter of 2011 upon successful commissioning of the La Parrilla flotation circuit.

Furthermore, depreciation for the La Encantada cyanidation plant did not commence until the plant achieved commercial production in April 2010, therefore only nine months of depreciation was recognized for the year ended December 31, 2010 as compared to the annual depreciation in 2011.

4.

Mine operating earnings increased by $103,613,000 or 174% to $163,287,000 for the year ended December 31, 2011, compared to $59,674,000 for the same period in the prior year. This is primarily due to the $127,606,000 increase in revenues, and is offset by the higher cost of sales and depletion, depreciation and amortization expenses. Also, during the year the net margin of $1.1 million (Net Revenue of $1.4 million less Costs of Sales of $0.3 million) in connection with the pre-production sale of concentrates from the new La Parrilla flotation circuit was recorded as a reduction of capital costs of the new plant rather than as mine operating earnings.

5.

General and administrative expenses for the year ended December 31, 2011 increased by $5,520,000 or 53% compared to the prior year due to higher legal litigation and professional fees, security costs, insurance costs, listing fees, employee benefits and an annual incentive bonus plan payout regarding 2010.

6.

Share-based payments for the year ended December 31, 2011 increased by $1,493,000 or 34% compared to the same period of the prior year. The increase was due to an increase in the Black-Scholes fair value of stock options granted as a result of the significant appreciation in the Company’s share price in the current year.

7.	Foreign exchange loss for the year ended December 31, 2011 was $622,000 compared to a loss of $2,797,000 in 2010.

The foreign exchange loss for the current period primarily reflects the effect of the strengthening US dollar on the Company’s assets that are not denominated in US dollars.

8.

Other expenses of $483,000 for the year ended December 31, 2011 was primarily related to the cost to restructure the collective bargaining agreement at the San Martin Silver Mine, partially offset by a gain on the settlement of the lawsuit with Banca Cremi. During the year, a new collective agreement was reached with the union which is expected to bring benefits for both the union members and the Company by improving safety, productivity and cost reductions.

9.

Operating earnings increased by $99,287,000 or 245% to $139,830,000 for the year ended December 31, 2011, compared to operating earnings of $40,543,000 for the year ended December 31, 2010, due to the increase in mine operating earnings associated with higher production levels and higher silver prices.

10.	During the year, investment income decreased by $3,964,000 compared to the prior year. The decrease is primarily attributed to an unrealized loss of $4,083,000 on silver futures contracts.

11.

During the year, the Company recorded an income tax expense of $33,963,000 compared to $7,619,000 in 2010. The increase is reflective of $94,787,000 or 222% increase in earnings before taxes compared to 2010. Current income tax expense increased significantly compared to 2010, as the Company has utilized certain allowable tax loss carryforwards.

12.

As a result of the foregoing, net earnings for the period attributable to equity holders of the Company for 2011 increased 195% to $103,574,000 or basic earnings per share of $1.00 compared to net earnings of $35,131,000 or $0.38 per common share in 2010.

______ 90
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

For the quarter ended December 31, 2011 compared to the quarter ended December 31, 2010 (in $000’s, except for share amounts):

	For Quarter Ended	For Quarter Ended
	December 31, 2011	December 31, 2010
Revenues	$60,801	$40,092	(1)
Cost of sales	16,383	12,977	(2)

Gross margin	44,418	27,115
Depletion, depreciation and amortization	6,035	3,131	(3)

Mine operating earnings	38,383	23,984	(4)
General and administrative	5,398	4,039	(5)
Share-based payments	1,350	2,289	(6)
Accretion of decommissioning liabilities	97	93
Foreign exchange loss (gain)	(486)	444	(7)
Other income	(194)	(113)	(8)

Operating earnings	32,218	17,232	(9)
Investment and other income (loss)	(3,491)	1,183	(10)
Finance costs	(367)	(126)

Earnings before income taxes	28,360	18,289

Current income tax expense (recovery)	(4,868)	372
Deferred income tax expense	11,889	4,263

Income tax expense	7,021	4,635	(11)

Net earnings for the period attributable to equity holders of the Company	$21,339	$13,654	(12)

Earnings per share (basic)	$0.20	$0.14	(12)

Earnings per share (diluted)	$0.20	$0.13

1.

Revenues for the quarter ended December 31, 2011 increased by $20,709,000 or 52% to $60,801,000 from $40,092,000 in the fourth quarter of 2010. The increase was attributed to a 27% increase in average realized silver price from $24.88 per ounce in the fourth quarter of 2010 to $31.70 per ounce in the fourth quarter of 2011 and a 15% increase in silver equivalent ounces produced compared to the same quarter of the prior year. Revenues for the quarter ended December 31, 2011 does not include 64,266 silver equivalent ounces of lead concentrates, or $1.4 million of revenues, at La Parrilla that were delayed for shipment at year end due to year end logistical challenges with our purchaser of the concentrates.

2.

Cost of sales increased by $3,406,000 or 26%, to $16,383,000 in the fourth quarter of 2011 from $12,977,000 in the same quarter of 2010. This increase in cost of sales was primarily related to 15% increase in production and a 21% increase in tonnes milled compared to the fourth quarter of 2010, as the La Encantada mine increased ore feed during the quarter to compensate for the low recoveries associated with the high manganese level in the ore.

3.

Depletion, depreciation and amortization increased by $2,904,000 or 93% to $6,035,000 in the fourth quarter of 2011 from $3,131,000 in the same quarter of 2010. The increase was due to higher depletion from the 21% increase in tonnage of ore milled and higher depreciation expense after the successful commissioning of the flotation circuit at the La Parrilla mine on October 1, 2011.

4.

Mine operating earnings increased by $14,399,000 or 60% to $38,383,000 for the quarter ended December 31, 2011, compared to $23,984,000 for the same quarter in the prior year. This is primarily due to the $20,709,000 increase in revenues, and is offset by the higher cost of sales and depletion, depreciation and amortization expenses compared to the fourth quarter of 2010.

5.

General and administrative expenses for the fourth quarter of 2011 increased by $1,359,000 or 34% compared to the prior year due to higher legal litigation and professional fees, and increase in salaries and employee benefits.

6.

Share-based payments for the fourth quarter of 2011 decreased by $939,000 or 41% compared to the same quarter in the prior year. The decrease was due to fewer stock options granted in the fourth quarter of 2011 compared to the fourth quarter of 2010.

7.

Foreign exchange gain for the quarter was $486,000 compared to a loss of $444,000 in the fourth quarter of 2010. The foreign exchange gain for the quarter primarily reflects the effect of the weakening of the US dollar during the quarter on the Company’s monetary assets that are not denominated in US dollars.

______ 91
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

8.

Other income of $194,000 for the quarter was primarily related to settlement reached with Banca Cremi as the Company settled claims during the quarter, reducing the provision from $772,000 to a settlement of $463,000.

9.

Operating earnings increased by $14,986,000 or 87% to $32,218,000 for the quarter ended December 31, 2011, compared to operating earnings of $17,232,000 for the quarter ended December 31, 2010, due to the increase in mine operating earnings associated with higher production and silver prices.

10.

During the quarter ended December 31, 2011, the Company recognized an investment loss of $3,491,000 compared to a gain of $1,183,000 in the same quarter in the prior year. The investment loss is primarily attributed to unrealized loss of $4,083,000 on the Company’s investment in silver futures contracts.

11.

During the quarter ended December 31, 2011, the Company recorded an income tax expense of $7,021,000 compared to an income tax expense of $4,635,000 in the quarter ended December 31, 2010. The increase is reflective of $10,071,000 or 55% increase in earnings before tax.

12.

As a result of the foregoing, net earnings for the period attributable to equity holders of the Company for the quarter ended December 31, 2011 increased to $21,339,000 or basic earnings per share of $0.20 compared to net earnings of $13,654,000 or $0.14 per common share in the quarter ended December 31, 2010, for an increase of $7,685,000 or 56% compared to the same period in the prior year.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2011									2010
FINANCIAL HIGHLIGHTS	Q4	(1)	Q3	(2)	Q2	(3)	Q1	(4)	Total	Q4	(5)	Q3	(6)	Q2	(7)	Q1	(8)	Total
Revenue	$60,801		$61,407		$68,040		$55,266		$245,514	$40,092		$32,614		$27,456		$17,746		$117,908
Mine operating earnings	$38,383		$42,467		$46,794		$35,643		$163,287	$23,984		$15,874		$12,649		$7,167		$9,674
Net earnings after tax	$21,339		$27,772		$30,593		$23,870		$103,574	$13,654		$10,059		$10,976		$444		$35,133
Basic earnings per share	$0.20		$0.27		$0.30		$0.24		$1.00	$0.14		$0.11		$0.12		$0.00		$0.38
Diluted earnings per share	$0.20		$0.26		$0.29		$0.23		$0.96	$0.13		$0.10		$0.12		$0.00		$0.36

Notes:

1.

In the quarter ended December 31, 2011, mine operating earnings decreased by $4,084,000 or 10% compared to the quarter ended September 30, 2011. The decrease was primarily attributed to 18% decrease in average realized silver price and increase in depletion, depreciation and amortization expense related to higher mill throughput and commencement of depreciation for La Parrilla’s flotation circuit after it was successfully commissioned on October 1, 2011. Net earnings after tax decreased from the prior quarter by $6,433,000 or 23% compared to the prior quarter, primarily due to an unrealized loss of $4,083,000 on silver futures.

2.

In the quarter ended September 30, 2011, sales revenues decreased by $6,633,000 compared to the quarter ended June 30, 2011. The decrease was primarily attributed to 1% decrease in average realized silver price and 9% decrease in ounces of silver equivalents sold. Net earnings after taxes decreased by $2,821,000 or 9% in the quarter ended September 30, 2011 compared to the quarter ended June 30, 2011, primarily due to a loss of $1.5 million on derivative instrument and a one-time cost of $0.7 million related to restructuring of the union labour agreement at the San Martin Silver Mine.

3.

In the quarter ended June 30, 2011, sales revenues increased by $12,774,000 compared to the quarter ended March 31, 2011. The increase was primarily attributed to a 20% increase in average realized silver price. Net earnings after taxes increased by $6,723,000 or 28% in the quarter ended June 30, 2011 compared to the quarter ended March 31, 2011, primarily due to $11,151,000 increase in mine operating earnings, offset by a $1,775,000 increase in income taxes and lower investment income.

4.

In the quarter ended March 31, 2011, sales revenues increased by $15,174,000 compared to the quarter ended December 31, 2010. The increase was primarily due to the 30% increase in silver price. Net earnings after taxes increased 10,216,000 or 75% in the quarter ended March 31, 2011, compared to the quarter ended December 31, 2010, primarily due to $11,659,000 increase in mine operating earnings.

5.

In the quarter ended December 31, 2010, sales revenues increased by $7,478,000 compared to the quarter ended September 30, 2010. The increase was primarily due to the increase in silver price, partially offset by a 9.6% decrease in silver equivalent ounces sold related to a slowdown in the holiday season. Net earnings after taxes increased $3,599,000 or 36% in the quarter ended December 31, 2010, compared to the quarter ended September 30, 2010, due to $8,110,000 increase in mine operating earnings, which was partially offset by increases in non-cash share-based payments and deferred income tax expenses.

______ 92
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

6.

In the quarter ended September 30, 2010, sales revenues increased by $5,158,000 compared to the quarter ended June 30, 2010. The increase was primarily due to a 15% increase, or 245,549 equivalent ounces of silver sold after intercompany eliminations, in the third quarter of 2010 as compared to the second quarter of 2010, and an increase in silver price during the quarter. Net earnings after taxes decreased $919,000 or 8% in the quarter ended September 30, 2010, compared to the quarter ended June 30, 2010, mainly due to $2,890,000 increase in deferred income tax expense due to utilization of certain loss carryforwards during the period.

7.

In the quarter ended June 30, 2010, sales revenues increased by $9,710,000 compared to the quarter ended March 31, 2010 and was primarily due to an increase of 325,185 equivalent ounces of silver sold (after intercompany eliminations) in the second quarter of 2010 compared to the first quarter of 2010. In the first quarter of 2010, pre-commercial sales were not included as equivalent ounces sold but instead were credited to the capitalization of the La Encantada mill expansion project. Revenues and net earnings was positively affected by an increase of the average gross revenue per ounce realized of $18.68 in the quarter ended June 30, 2010 compared to $16.23 in the quarter ended March 31, 2010.

8.

In the quarter ended March 31, 2010, sales revenues was comparable to the quarter ended December 31, 2009. The Company sold an additional 153,097 equivalent ounces of silver (after intercompany eliminations) in the first quarter of 2010 compared to the fourth quarter of 2009; however, the average gross revenue per ounce realized was $16.23 in the quarter ended March 31, 2010 compared to $17.72 in the quarter ended December 31, 2009; an average effect of $1.82 per ounce or 10% (not including the $2.3 million earnings from pre-commercial sales).

LIQUIDITY

At December 31, 2011, the Company had cash and cash equivalents of $91.2 million and working capital of $109.7 million, compared to cash and cash equivalents of $41.2 million and working capital $46.1 million at December 31, 2010. Cash and cash equivalents increased by $50.0 million during 2011 as a result of $127.5 million generated from operating activities and $28.4 million from proceeds from exercise of options and warrants, offset by $95.9 million invested in property, plant and equipment, and mineral property interests and $10.5 million increase in deposits on long-term assets.

Cash flows from operations were strong at $127.5 million in 2011, and with current silver prices and expanding operations, the operational cash flows are expected to remain robust for 2012.

During 2011, the Company expended $44.3 million on mineral properties and $51.6 million on property, plant and equipment on a cash basis as compared to $14.7 million expended on mineral properties and $15.8 million expended on property, plant and equipment in 2010. The significant increase in capital expenditures is primarily related to the additional investments in the mill expansion at La Parrilla and the development of the Del Toro project, all afforded by additional operational cash flows.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

With $90.9 million in cash and short-term investments as at the date of this MD&A and between $134.8 million and $142.7 million of cash flow anticipated from operations in 2012, the Company believes it has sufficient funds to meet current operating and capital requirements. Capital requirements for 2012 includes $9.8 million to complete the 2,000 tpd La Parrilla expansion and $123.8 million earmarked for the Del Toro capital project, inclusive of exploration and development costs. The 2012 capital budget is sensitive to the price of silver and therefore management re-visits capital budgeting semi-annually to respond to the volatility in commodity markets. Anticipated operating cash flow of $142.7 million is based on silver price assumption of $30.00 per ounce in 2012. An increase in average silver prices from the budgeted $30.00 could result in more aggressive expenditures in the latter half of 2012 and, conversely, weaker average silver prices could result in a reduction of capital expenditures in the latter half of 2012. Should the Company adopt additional expansion plans, the Company would need to consider the funds required relative to the funds available in treasury at such time, including expected cash flows from operations, to determine whether additional sources would be required for those pending additional expansion plans.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

______ 93
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international organizations. Additionally, lead-silver concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $8.7 million as at December 31, 2011 (2010 - $4.6 million), of which $0.6 million (2010 - $0.8 million) is past due. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts.

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2011, the Company has outstanding trade payables of $6.5 million (2010 - $6.0 million) which are generally payable in 90 days or less and accrued liabilities of $15.9 million (2010 - $6.3 million) which are generally payable within 12 months. As at December 31, 2011, the Company also has income taxes receivable of $9.7 million which will be applied as installments against income taxes payable to be incurred in 2012. The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$22,433	$22,433	$-	$-	$-
Other financial liabilities	383	383	-	-	-
Debt facilities	784	784	-	-	-
Finance lease obligations	14,094	4,269	8,501	1,324	-
Decommissioning liabilities	7,725	-	-	-	7,725
Purchase obligations	56,321	56,321	-	-	-

Total Obligations	$101,740	$84,190	$8,501	$1,324	$7,725

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				December 31, 2011		December 31, 2010
	Cash	Trade	Trade	Net Assets	Effect of +/- 10%	Net Assets	Effect of +/- 10%
	& Cash	& Other	&Other	(Liabilities)	Change in	(Liabilities)	Change in
	Equivalents	Receivables	Payables	Exposure	Currency	Exposure	Currency
Canadian dollar	$42,673	$91	$(1,977)	$40,787	$4,079	$8,174	$817
Mexican peso	1,042	9,763	(18,238)	(7,433)	(549)	(10,726)	(1,073)

	$43,715	$9,854	$(20,215)	$33,354	$3,530	$(2,552)	$(256)

______ 94
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc, lead and iron ore, which accounts for less than 5% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk. As at December 31, 2011, based on unsettled silver ounces sold by the Company that are subject to market price adjustments, a 10% increase or decrease of silver price at December 31, 2011 does not have a significant impact on net earnings.

Political and Country Risk

First Majestic currently conducts foreign operations primarily in Mexico, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2011, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

As at year end, the Company was carrying a long position on silver futures equivalent to 1.0 million ounces of silver at an average price of $32.00, representing an unrealized investment loss of $4.1 million. Management is bullish on silver prices and believed the price of silver would recover sufficiently to erase the unrealized loss. Subsequent to year end, the Company sold its entire position and converted the unrealized loss of $4.1 million to a realized gain of $1.5 million.

During the year, the Company pledged certain properties of the San Martin Silver Mine as guarantees as part of the requirement for its tax appeal process with the Mexican tax authority (see note 32 of consolidated financial statements for the year ended December 31, 2011).

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to nonrelated parties. During the year ended December 31, 2011, there were no significant transactions with related parties outside of the ordinary course of business.

______ 95
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

PROPOSED TRANSACTIONS

Other than as disclosed herein, the board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

SUBSEQUENT EVENTS

Subsequent to December 31, 2011:

a)	The Company sold its long position on silver futures and converted the unrealized loss of $4.1 million to a realized gain of $1.5 million;

b)	1,040,000 options were granted with a weighted average exercise price of CAD$17.96 and expire in five years from the grant date;

c)	431,650 options were exercised for gross proceeds of CAD$2,536,000; and

d)	25,000 options were cancelled.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic Recoverability and Probability of Future Economic Benefits of Exploration, Evaluation and Development Costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Commencement of Commercial Production and Production Levels Intended by Management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property or mill expansion has reached the commercial production levels intended by management. The results of operations of the Company during the periods presented in these audited consolidated financial statements have been impacted by management’s determination that the flotation plant at the La Parrilla mine and the cyanidation plant at the La Encantada mine achieved commercial production levels intended by management on October 1, 2011 and April 1, 2010, respectively.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Impairment of Property, Plant and Equipment Assets and Mining Interests

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment assets and mining interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

______ 96
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future nonexpansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Depreciation and Amortization Rate for Property, Plant and Equipment and Depletion Rate for Mineral Interests

Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rate or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of income.

Estimated Reclamation and Closure Costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral Reserve Estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Inventory Valuation

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver contained in the stockpile ore, assumptions of the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Valuation of Share-Based Payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income Taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

______ 97
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

Management executed a corporate restructuring for tax purposes effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at December 31, 2011, and management assessed whether the Company is “more likely than not” to benefit from these tax losses. In December 2009, Mexico introduced tax consolidation reform tax rules which, effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation would be recaptured from 2014 to 2021. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

During the year, Minera El Pilon, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.6 million (75.7 million Mexican pesos). The Company is currently defending the tax treatments amounting to $3.2 million (43.4 million Mexican pesos) related to 2007 via the administrative appeal process and believes it has a strong defense against the claims. The tax reassessment for 2004 to 2006 amounting to $2.4 million (32.3 million Mexican pesos) are being pursued through tax court, which requires pledging security as guarantees until the end of the trial. As a result, the Company has pledged certain properties of the San Martin mine as guarantees. The Company believes it is more likely than not that it will defend itself successfully in all claims and therefore has not recorded a provision for the potential tax exposure.

During the second half of 2011, the Company established a global tax structure to take advantage of favourable tax rates in various jurisdictions. This global tax restructuring is anticipated to reduce the overall effective tax rate to approximately 25% annually and to remain at these rates provided the rates of the underlying jurisdictions do not change.

Due to the size, structure, complexity and nature of the Company’s operations, various tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the audited consolidated financial statements of the Company.

CHANGE IN ACCOUNTING POLICIES

Transition to International Financial Reporting Standards (“IFRS”)

IFRS represents standards and interpretations approved by the IASB, and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”).

Effective January 1, 2011, the Company prepares its financial statements in accordance with IFRS. The comparative financial information of 2010 in the MD&A has also been restated to conform with IFRS. This MD&A should be read in conjunction with Note 34 “First Time Adoption of IFRS” of the Company’s audited consolidated financial statements for the year ended December 31, 2011.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

______ 98
FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2011

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The financial reporting changes that resulted from the application of IFRS accounting policies which were implemented during the year ended December 31, 2011 have not materially affected, or are not reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2011, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2011, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2011, as stated in their report which appears on the Company’s consolidated financial statements.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decisionmaking can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

•	SEDAR at www.sedar.com,
•	the Company’s Annual Information Form,
•	the Company’s audited consolidated financial statements for the year ended December 31, 2011.

CORPORATE INFORMATION
99

DURANGO
AMPLIACIÓN DE LA

BOARD OF DIRECTORS AND OFFICERS

Douglas Penrose, BCom, CA [1,2]
Chairman & Director

Keith Neumeyer
President, Chief Executive Officer and Director

Ramon Davila, Ing., M.Sc. Eng.
Chief Operating Officer and Director

Raymond Polman, B.Sc., CA
Chief Financial Officer

Martin Palacios, MBA, CMC
Chief Information Officer

Connie Lillico, B.A.
Corporate Secretary

Robert McCallum, B.Sc., P.Eng. [1,3]
Director

Tony Pezzotti [1,2]
Director

David A. Shaw, Ph.D [2,3]
Director

Robert Young, P.Eng. [3]
Director

1. Audit Committee.
2. Human Resources, Compensation and Nominating Committee.
3. Corporate Governance Committee

CORPORATE HEADQUARTERS

INVESTOR RELATIONS CONTACT

info@firstmajestic.com
Telephone 604.688.3033
Toll Free 1.866.529.2807 (North America only)

Jill Anne Arias, Dipl. T (Marketing)
Vice President of Marketing, & Executive Assistant

Todd Anthony, MBA
Investor Relations Manager

BULLION SALES

Christina Stone, *Bullion Manager*
sales@firstmajestic.com

STOCK TRANSFER AGENT

Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, B.C. Canada V6C 3B9
Telephone 604-661-9400
Fax 604-661-9401

LEGAL ADVISORS

McCullough O'Connor Irwin LLP
2600 Oceanic Plaza
1066 West Hastings Street
Vancouver, B.C. Canada V6E 3X1

INDEPENDENT AUDITORS

Deloitte & Touche LLP
P.O. Box 49279, Four Bentall Centre
2800 – 1055 Dunsmuir Street
Vancouver, B.C. Canada V7X 1P4

ANNUAL GENERAL MEETING

Date: Thursday, May 24, 2012
Time: 10:00 am
Terminal City Club
837 West Hastings Street
Vancouver, B.C. Canada V6C 1B6

MARKET INFORMATION

Trading Symbols:
TSX: FR
NYSE: AG
FSE: FMV

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FIRST MAJESTIC
SILVER CORP.

THERE IS
NO SUBSTITUTE
FOR SILVER

WWW.FIRSTMAJESTIC.COM

TSX: **FR** / NYSE: **AG** / FSE: **FMV**